40-33



ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CA 94105-2669
tel 415-773-5700
fax 415-773-5759
WWW.ORRICK.COM

February 23, 2005




RECD S.E.C.
FEB 24 2005
1086

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: RS Investment Trust (File No. 811- 05159) – *Emma v. RS Investment Management, L.P., et al.*, *Rozgay v. RS Investment Trust, et al.*, *Parthasarathy v. RS Diversified Growth Fund, et al*:, and *Blevins v. RS Investment Trust, et al.* – Filing of materials under Section 33 of the Investment Company Act of 1940, as amended

Ladies and Gentlemen:

On behalf of RS Investment Trust, I enclose for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, copies of all pleadings filed with the United States District Courts of Massachusetts, Maryland and the Northern District of California or served in connection with the above-captioned actions to date. Attached to this letter is a list of such documents.

Kindly stamp the attached copy of this letter and return it to my messenger. Please contact the undersigned with any questions you may have in connection with this filing.

Very truly yours,

James Burns / by RLG

James E. Burns, Jr.

Enclosures


PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

Pleadings from the following actions:

Caption	Court	Docket Number
Emma v. RS Investment Mgmt., L.P., et al.	District of Massachusetts	04-CV-12106
Rozgay v. RS Investment Trust, et al.	Northern District of California	04-CV-04826
Parthasarathy v. RS Diversified Growth Fund, et al.	District of Maryland	04-CV-03798
Blevins v. RS Investment Trust, et al.	Northern District of California	04-CV-04827



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CA 94105-2669
tel 415-773-5700
fax 415-773-5759
WWW.ORRICK.COM

February 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: RS Investment Trust (File No. 811- 05159) – *Emma v. RS Investment Management, L.P., et al.*, *Rozgay v. RS Investment Trust, et al.*, *Parthasarathy v. RS Diversified Growth Fund, et al.*; and *Blevins v. RS Investment Trust, et al.* – Filing of materials under Section 33 of the Investment Company Act of 1940, as amended

Ladies and Gentlemen:

On behalf of RS Investment Trust, I enclose for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, copies of all pleadings filed with the United States District Courts of Massachusetts, Maryland and the Northern District of California or served in connection with the above-captioned actions to date. Attached to this letter is a list of such documents.

Kindly stamp the attached copy of this letter and return it to my messenger. Please contact the undersigned with any questions you may have in connection with this filing.

Very truly yours,

James Burns / by RLG

James E. Burns, Jr.

Enclosures



ORRICK

Pleadings from the following actions:

Caption	Court	Docket Number
Emma v. RS Investment Mgmt., L.P., et al.	District of Massachusetts	04-CV-12106
Rozgay v. RS Investment Trust, et al.	Northern District of California	04-CV-04826
Parthasarathy v. RS Diversified Growth Fund, et al.	District of Maryland	04-CV-03798
Blevins v. RS Investment Trust, et al.	Northern District of California	04-CV-04827



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CA 94105-2669

tel 415-773-5700
fax 415-773-5759

WWW.ORRICK.COM

February 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: RS Investment Trust (File No. 811- 05159) – *Emma v. RS Investment Management, L.P., et al., Rozgay v. RS Investment Trust, et al., Parthasarathy v. RS Diversified Growth Fund, et al.*, and *Blevins v. RS Investment Trust, et al.* – Filing of materials under Section 33 of the Investment Company Act of 1940, as amended

Ladies and Gentlemen:

On behalf of RS Investment Trust, I enclose for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, copies of all pleadings filed with the United States District Courts of Massachusetts, Maryland and the Northern District of California or served in connection with the above-captioned actions to date. Attached to this letter is a list of such documents.

Kindly stamp the attached copy of this letter and return it to my messenger. Please contact the undersigned with any questions you may have in connection with this filing.

Very truly yours,

James Burns / by RLG

James E. Burns, Jr.

Enclosures

Pleadings from the following actions:

Caption	Court	Docket Number
Emma v. RS Investment Mgmt., L.P., et al.	District of Massachusetts	04-CV-12106
Rozgay v. RS Investment Trust, et al.	Northern District of California	04-CV-04826
Parthasarathy v. RS Diversified Growth Fund, et al.	District of Maryland	04-CV-03798
Blevins v. RS Investment Trust, et al.	Northern District of California	04-CV-04827

Robert S. Green (State Bar No. 136183)
GREEN WELLING LLP
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Marc A. Topaz
Richard A. Maniskas
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

RICHARD ROZGAY, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, THE INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and DOES 1-100, Defendants.	Case No. C 04 4826 **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

MHP

1 Plaintiff, Richard Rozgay ("Plaintiff"), by his attorneys, as and for his complaint, alleges
2 the following upon personal knowledge as to himself and his acts and as to all other matters upon
3 information and belief the following:

4 **NATURE OF THE ACTION**

5 1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers
6 and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or
7 otherwise acquired shares between October 6, 1999 and October 5, 2004 (the "Class Period"),
8 seeking to pursue remedies under the Investment Company Act of 1940 (the "Investment
9 Company Act") and for common law breach of fiduciary duties.

10 **JURISDICTION AND VENUE**

11 2. The claims asserted herein arise under and pursuant to §36 of the Investment
12 Company Act [15 U.S.C. § 80a-35].

13 3. This Court has jurisdiction over the subject matter of this action pursuant to 28
14 U.S.C. § 1331 and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

15 4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the
16 acts and practices complained of herein occurred in substantial part in this District

17 5. In connection with the acts alleged in this complaint, defendants, directly or
18 indirectly, used the means and instrumentalities of interstate commerce, including, but not
19 limited to, the mails, interstate telephone communications and the facilities of the national
20 securities markets.

21 **PARTIES**

22 6. Plaintiff Richard Rozgay bought shares of RS Emerging Growth Fund during the
23 Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged
24 herein.

25 7. Defendant RS Investment Trust ("RS Trust"), or (the "Fund Registrant") is a
26 statutory trust. RS Investment Trust is the registrant and issuer of the shares of the following RS
27 Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age
28 Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth

Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111.

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustees for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11. Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12. RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund, (collectively referred to as the "RS Funds") are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

14. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers,

redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

31. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer

understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

34. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

38. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On October 6, 2004, the Attorney General issued the following press release:

> ROBERTSON STEVENS SETTLES MARKET TIMING CASE
> Settlement Includes Enhanced Compliance Controls
>
> State Attorney General Eliot Spitzer today announced a $30 million settlement with RS Investments (RS) to resolve allegations that the company permitted excessive market timing of its mutual funds.
>
> Under the terms of the settlement, which was reached in cooperation with the Securities and Exchange Commission, RS has agreed to pay $11.5 million in restitution and disgorgement to injured investors, $13.5 million in civil penalties and $5 million in a reduction of fees charged to investors over a five-year period.
>
> "RS managers and executives knew that arrangements with market timers were contrary to claims made in the company's prospectus and harmful to long-term investors," Spitzer said. "Despite this knowledge, company officials allowed and facilitated market timing of funds because it proved to be a lucrative source of fee revenues."
>
> Market timing activity within the RS Emerging Growth Fund first came to the Attorney General's attention during the investigation of Canary Capital Partners in the summer of 2003. Since then, coordinated investigations by state and federal regulators revealed that RS entered into agreements with other market timers, including Canary, which allowed them to engage in improper, frequent short-term trading of shares of the RS fund at the expense of other fund shareholders.

1 The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS' s equity funds
2 told investors that: "You may not exchange your investment more than four times in any 12-month period . . . ."
3
4 As part of the settlement, RS has agreed to implement significant corrective measures designed to create greater board and adviser accountability and to prevent the kinds of abuses that gave rise to
5 this investigation.

6 These measures include designation of an independent board chairperson with no prior connection to the company or its
7 affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a
8 full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.
9
10 RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.
11
12 The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney
13 General Verle Johnson, under the supervision of David Brown IV, Chief of the Attorney General's Investment Protection Bureau, with
14 assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

15 40. As such, defendants have breached their fiduciary duties to Plaintiff and the class
16 by lying to investors about their effort to curb market timers by entering into undisclosed
17 agreements intended to boost their fees and permitting the Doe Defendants and others to time the
18 mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the
19 Investment Company Act, and common law fiduciary duties.

20 **THE RS FUNDS' PROSPECTUSES WERE**
21 **MATERIALLY FALSE AND MISLEADING**

22 41. The Prospectuses falsely stated that the RS Funds actively safeguarded
23 shareholders from the recognized harmful effects of timing. For example, in language that
24 typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is
25 harmful to shareholders and represented that the RS Funds deters the practice, stating as follows:

26 Each Fund reserves the right in its discretion to reject any purchase, in whole or in part (including, without limitation,
27 purchases by persons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend
28 the offering of its shares for any period of time and to change or

waive the minimum investment amounts specified in this Prospectus.

42. Given that defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time the trading of the RS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds and/or increased the RS Funds' costs; thereby reducing the RS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of RS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

43. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

44. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See *McLachlan v. Simon*, 31 F. Supp.2d 731 (N.D. Cal. 1998).

45. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

46. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

47. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds named herein in return for substantial fees and other income.

48. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

49. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT TWO
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

50. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

51. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

52. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

53. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

54. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds in return for substantial fees and other income.

55. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

56. Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT THREE
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

57. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

58. Plaintiff and the Class placed their trust and confidence in RS Investments to manage the assets they invested in the RS Mutual Funds.

59. Plaintiff and the Class reasonably expected that RS Investments would honor its obligations to the them by, among other things, observing the securities laws and honoring the representations made in the RS Mutual Funds' prospectuses.

60. RS Investments aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the RS Mutual Funds' prospectuses for the benefit of Bank One, BOIA, and each of the other defendants.

61. Each of the Defendants was an active participant in the breach of fiduciary duty who participated in the breach for the purpose of advancing their own interests.

62. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders.

63. RS Investments aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his or her own financial advantage in connection with the wrongful conduct complained of in this complaint.

64. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

1 65. RS Investments and the other Defendants, as aiders, abettors, and co-conspirators,
2 are each jointly and severally liable for an amount to be determined at trial.

3
PRAYER FOR RELIEF

4 66. WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and
5 judgment, as follows:

6 (a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of
7 the Federal Rules of Civil Procedure on behalf of the Class defined herein;

8 (b) Awarding plaintiffs and the members of the Class damages in an amount
9 which may be proven at trial, together with interest thereon;

10 (c) Awarding plaintiffs and the members of the Class pre-judgment and
11 post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other
12 costs;

13 (d) Awarding such other and further relief as this Court may deem just and
14 proper including any extraordinary equitable and/or injunctive relief as permitted by law or
15 equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an
16 effective remedy; and

17 (e) Such other relief as this Court deems appropriate.

18 ///

19 ///

20 ///

21 ///

22

23

24

25

26

27

28

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November ___, 2004

GREEN WELLING LLP

By: 
Robert S. Green

235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Attorneys for Plaintiff

Robert S. Green (State Bar No. 136183)
GREEN WELLING LLP
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Marc A. Topaz
Richard A. Maniskas
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Attorneys for Plaintiff

MHP

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

RICHARD ROZGAY, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, THE INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and DOES 1-100, Defendants.	Case No.: C 04 4826 **CLASS ACTION COMPLAINT** **<u>JURY TRIAL DEMANDED</u>**

Plaintiff, Richard Rozgay ("Plaintiff"), by his attorneys, as and for his complaint, alleges the following upon personal knowledge as to himself and his acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004 (the "Class Period"), seeking to pursue remedies under the Investment Company Act of 1940 (the "Investment Company Act") and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Richard Rozgay bought shares of RS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant RS Investment Trust ("RS Trust"), or (the "Fund Registrant") is a statutory trust. RS Investment Trust is the registrant and issuer of the shares of the following RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth

Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111.

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustees for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11. Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12. RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund, (collectively referred to as the "RS Funds") are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

14. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers,

redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

31. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer

understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

34. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

38. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On October 6, 2004, the Attorney General issued the following press release:

> ROBERTSON STEVENS SETTLES MARKET TIMING CASE
> Settlement Includes Enhanced Compliance Controls
>
> State Attorney General Eliot Spitzer today announced a $30 million settlement with RS Investments (RS) to resolve allegations that the company permitted excessive market timing of its mutual funds.
>
> Under the terms of the settlement, which was reached in cooperation with the Securities and Exchange Commission, RS has agreed to pay $11.5 million in restitution and disgorgement to injured investors, $13.5 million in civil penalties and $5 million in a reduction of fees charged to investors over a five-year period.
>
> "RS managers and executives knew that arrangements with market timers were contrary to claims made in the company's prospectus and harmful to long-term investors," Spitzer said. "Despite this knowledge, company officials allowed and facilitated market timing of funds because it proved to be a lucrative source of fee revenues."
>
> Market timing activity within the RS Emerging Growth Fund first came to the Attorney General's attention during the investigation of Canary Capital Partners in the summer of 2003. Since then, coordinated investigations by state and federal regulators revealed that RS entered into agreements with other market timers, including Canary, which allowed them to engage in improper, frequent short-term trading of shares of the RS fund at the expense of other fund shareholders.

> The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS' s equity funds told investors that: "You may not exchange your investment more than four times in any 12-month period . . . ."
>
> As part of the settlement, RS has agreed to implement significant corrective measures designed to create greater board and adviser accountability and to prevent the kinds of abuses that gave rise to this investigation.
>
> These measures include designation of an independent board chairperson with no prior connection to the company or its affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.
>
> RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.
>
> The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney General Verle Johnson, under the supervision of David Brown IV, Chief of the Attorney General's Investment Protection Bureau, with assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

40. As such, defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE RS FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The Prospectuses falsely stated that the RS Funds actively safeguarded shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the RS Funds deters the practice, stating as follows:

> Each Fund reserves the right in its discretion to reject any purchase, in whole or in part (including, without limitation, purchases by persons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend the offering of its shares for any period of time and to change or

waive the minimum investment amounts specified in this Prospectus.

42. Given that defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time the trading of the RS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds and/or increased the RS Funds' costs; thereby reducing the RS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of RS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

43. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

44. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See *McLachlan v. Simon*, 31 F. Supp.2d 731 (N.D. Cal. 1998).

45. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

46. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

47. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds named herein in return for substantial fees and other income.

48. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

49. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT TWO
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

50. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

51. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

52. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

53. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

54. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds in return for substantial fees and other income.

55. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

1 56. Plaintiff and other class members have been injured as a result of defendants'
2 breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

3 **COUNT THREE**
AGAINST ALL DEFENDANTS
4 **FOR BREACH OF FIDUCIARY DUTIES**

5 57. Plaintiff repeats and realleges each and every allegation contained above as if fully
6 set forth herein.
7 58. Plaintiff and the Class placed their trust and confidence in RS Investments to
8 manage the assets they invested in the RS Mutual Funds.
9 59. Plaintiff and the Class reasonably expected that RS Investments would honor its
10 obligations to the them by, among other things, observing the securities laws and honoring the
11 representations made in the RS Mutual Funds' prospectuses.
12 60. RS Investments aided and abetted by the other Defendants, who are
13 co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the
14 securities laws and breaching express and implied representations contained in the RS Mutual
15 Funds' prospectuses for the benefit of Bank One, BOIA, and each of the other defendants.
16 61. Each of the Defendants was an active participant in the breach of fiduciary duty
17 who participated in the breach for the purpose of advancing their own interests.
18 62. Plaintiff and the Class have been specially injured by defendants' wrongdoing.
19 For example, those class members who redeemed their shares during the Class Period received
20 less than what they would have been entitled to had certain individuals not engaged in illegal
21 market timing. Additionally, certain members of the Class (i.e., those who purchased their
22 mutual fund shares legally), were treated differently than those purchasers that were market
23 timers and/or late traders.
24 63. RS Investments aided and abetted by the other Defendants, who are also
25 co-conspirators, acted in bad-faith, for personal gain and in furtherance of his or her own
26 financial advantage in connection with the wrongful conduct complained of in this complaint.
27 64. As a direct and proximate result of the defendants' foregoing breaches of fiduciary
28 duties, plaintiff and the members of the Class have suffered damages.

65. RS Investments and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

66. WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

///

///

///

///

1 **JURY TRIAL DEMANDED**

2 Plaintiff hereby demands a trial by jury.

3

4 DATED: November ___, 2004

GREEN WELLING LLP

5

6 By: 

7 Robert S. Green

8 235 Pine Street, 15th Floor
San Francisco, CA 94104
9 Telephone: (415) 477-6700
Facsimile: (415) 477-6710

10

SCHIFFRIN & BARROWAY, LLP
11 Marc A. Topaz
Richard A. Maniskas
12 Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
13 Telephone: (610) 667-7706
Facsimile: (610) 667-7056

14

Attorneys for Plaintiff

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Robert S. Green (State Bar No. 136183)
GREEN WELLING LLP
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Marc A. Topaz
Richard A. Maniskas
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

RICHARD ROZGAY, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, THE INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and DOES 1-100,

Defendants.

Case No.: C 04 4826 MHP

CLASS ACTION COMPLAINT

<u>JURY TRIAL DEMANDED</u>

Plaintiff, Richard Rozgay ("Plaintiff"), by his attorneys, as and for his complaint, alleges the following upon personal knowledge as to himself and his acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004 (the "Class Period"), seeking to pursue remedies under the Investment Company Act of 1940 (the "Investment Company Act") and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Richard Rozgay bought shares of RS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant RS Investment Trust ("RS Trust"), or (the "Fund Registrant") is a statutory trust. RS Investment Trust is the registrant and issuer of the shares of the following RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth

Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111.

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustees for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11. Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12. RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund, (collectively referred to as the "RS Funds") are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

14. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers,

redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable

1 capital gains at an undesirable time, or may result in managers having to sell stock into a falling
2 market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by
3 keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy"
4 does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces
5 the administrative cost of those transfers. However, at the same time it can also reduce the
6 overall performance of the fund by requiring the fund manager to keep a certain amount of the
7 funds' assets in cash at all times, thus depriving the investors of the advantages of being fully
8 invested in a rising market. Some fund managers even enter into special investments as an
9 attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating
10 altogether from the ostensible investment strategy of their funds, and incurring further transaction
11 costs.

12 30. Mutual fund managers are aware of the damaging effect that timers have on their
13 funds. While it is virtually impossible for fund managers to identify every timing trade, large
14 movements in and out of funds are easy for managers to spot. And mutual fund managers have
15 tools to fight back against timers.

16 31. Fund managers typically have the power simply to reject timers' purchases. As
17 fiduciaries for their investors, mutual fund managers are obliged to do their best to use these
18 weapons to protect their customers from the dilution that timing causes.

19 32. The incentive to the defendant mutual funds to engage in such wrongdoing is as
20 follows. Typically a single management company sets up a number of mutual funds to form a
21 family. While each mutual fund is in fact its own company, as a practical matter the
22 management company runs it. The portfolio managers who make the investment decisions for
23 the funds and the executives to whom they report are all typically employees of the management
24 company, not the mutual funds themselves. Still, the management company owes fiduciary
25 duties to each fund and each investor.

26 33. The management company makes its profit from fees it charges the funds for
27 financial advice and other services. These fees are typically a percentage of the assets in the
28 fund, so the more assets in the family of funds, the more money the manager makes. The timer

understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

34. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

38. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On October 6, 2004, the Attorney General issued the following press release:

> ROBERTSON STEVENS SETTLES MARKET TIMING CASE
> Settlement Includes Enhanced Compliance Controls
>
> State Attorney General Eliot Spitzer today announced a $30 million settlement with RS Investments (RS) to resolve allegations that the company permitted excessive market timing of its mutual funds.
>
> Under the terms of the settlement, which was reached in cooperation with the Securities and Exchange Commission, RS has agreed to pay $11.5 million in restitution and disgorgement to injured investors, $13.5 million in civil penalties and $5 million in a reduction of fees charged to investors over a five-year period.
>
> "RS managers and executives knew that arrangements with market timers were contrary to claims made in the company's prospectus and harmful to long-term investors," Spitzer said. "Despite this knowledge, company officials allowed and facilitated market timing of funds because it proved to be a lucrative source of fee revenues."
>
> Market timing activity within the RS Emerging Growth Fund first came to the Attorney General's attention during the investigation of Canary Capital Partners in the summer of 2003. Since then, coordinated investigations by state and federal regulators revealed that RS entered into agreements with other market timers, including Canary, which allowed them to engage in improper, frequent short-term trading of shares of the RS fund at the expense of other fund shareholders.

> The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS' s equity funds told investors that: "You may not exchange your investment more than four times in any 12-month period . . . ."
>
> As part of the settlement, RS has agreed to implement significant corrective measures designed to create greater board and adviser accountability and to prevent the kinds of abuses that gave rise to this investigation.
>
> These measures include designation of an independent board chairperson with no prior connection to the company or its affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.
>
> RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.
>
> The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney General Verle Johnson, under the supervision of David Brown IV, Chief of the Attorney General's Investment Protection Bureau, with assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

40. As such, defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE RS FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The Prospectuses falsely stated that the RS Funds actively safeguarded shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the RS Funds deters the practice, stating as follows:

> Each Fund reserves the right in its discretion to reject any purchase, in whole or in part (including, without limitation, purchases by persons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend the offering of its shares for any period of time and to change or

1 waive the minimum investment amounts specified in this Prospectus.
2
3 42. Given that defendants allowed market timing of its funds to occur, its
4 prospectuses were false and misleading because they failed to disclose the following: (a) that
5 defendants had entered into unlawful agreements allowing the Doe Defendants to time the
6 trading of the RS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants
7 regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses,
8 defendants only enforced their policy against frequent traders selectively; (d) that the defendants
9 regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient
10 management of the RS Funds and/or increased the RS Funds' costs; thereby reducing the RS
11 Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the
12 unlawful agreements, the Doe Defendants benefitted financially at the expense of RS Funds'
13 investors including Plaintiff and other members of the Class.
14 COUNT ONE
15 VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS
16 43. Plaintiff repeats and realleges each and every allegation contained above as if fully
17 set forth herein.
18 44. This claim for relief is brought pursuant to Section 36(a) of the Investment
19 Company Act of 1940 against defendants. Under Section 36(a), an implied private right of
20 action exists. See *McLachlan v. Simon*, 31 F. Supp.2d 731 (N.D. Cal. 1998).
21 45. Under Section 36(a) of the Investment Company Act, defendants shall be deemed
22 to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and
23 compensation that defendants receive for services of a material nature.
24 46. Here, defendants have devised and implemented a scheme to obtain substantial
25 fees and other income for themselves and their affiliates by timing of RS Mutual Funds
26 throughout the Class Period and in violation of their fiduciary duties to their customers, i.e.,
27 plaintiff and class members.
28

47. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds named herein in return for substantial fees and other income.

48. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

49. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT TWO
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

50. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

51. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

52. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

53. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

54. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds in return for substantial fees and other income.

55. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

56. Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT THREE
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

57. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

58. Plaintiff and the Class placed their trust and confidence in RS Investments to manage the assets they invested in the RS Mutual Funds.

59. Plaintiff and the Class reasonably expected that RS Investments would honor its obligations to the them by, among other things, observing the securities laws and honoring the representations made in the RS Mutual Funds' prospectuses.

60. RS Investments aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the RS Mutual Funds' prospectuses for the benefit of Bank One, BOIA, and each of the other defendants.

61. Each of the Defendants was an active participant in the breach of fiduciary duty who participated in the breach for the purpose of advancing their own interests.

62. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders.

63. RS Investments aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his or her own financial advantage in connection with the wrongful conduct complained of in this complaint.

64. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

65. RS Investments and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

66. WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

///

///

///

///

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November ___, 2004

GREEN WELLING LLP

By: 
Robert S. Green

235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT EMMA, Custodian, IRA, DTD 7/10/97, Plaintiff, VS. RS INVESTMENT MANAGEMENT, L.P., PFPC DISTRIBUTORS, INC., G. RANDALL HECHT, LEONARD B. AUERBACH, JEROME S. CONTRO, JOHN W. GLYNN JR. and MICHAEL MCCAFFERY, Defendants, and RS EMERGING GROWTH FUND, Nominal Defendant.	Civil Action No. 04 CV 12106 NMG JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

INTRODUCTION

1. This is an action brought by the Plaintiff against the Defendants, derivatively on behalf of the RS Emerging Growth Fund (the "Fund") for breach by the Defendants of their fiduciary duty to the Fund and the Fund's shareholders and for violation of Sections 36(a)and (b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(a) and (b). Plaintiff alleges herein that Defendants RS Investment Management, L.P. and PFPC Distributors, Inc. violated Sections 36(a) and (b) of the Investment Company Act and breached their fiduciary duty to the Fund and its shareholders under Massachusetts law and

Sections 36(a) and (b) of the Investment Company Act by charging and receiving from the Fund, Rule 12b-1 Distribution Fees (the "Distribution Fees") which are excessive, and which do not benefit the Fund or its shareholders. The Plaintiff further alleges that Defendants G. Randall Hecht, Leonard B. Auerbach, Jerome S. Contro, John, W. Glynn Jr. and Michael McCaffery, the trustees of the Fund, violated Section 36(a) of the Investment Company Act and their fiduciary duty to the Fund and its shareholders under Massachusetts law and Section 36(a) of the Investment Company Act by approving the payment of the Distribution Fees to Defendants RS Investments and Distributors which are excessive and which do not benefit the Fund or the shareholders. Plaintiff seeks recovery for the Fund, from Defendants, of the Distribution Fees paid by the Fund to Defendants RS Investments and Distributors and an injunction, enjoining the continued payment of the Distribution Fees to the Defendants RS Investments and Distributors.

JURISDICTION AND VENUE

2. This action arises under and is brought pursuant to Sections 36(a) and (b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331,1332, 1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

4. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b).

5. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mail and the interstate telephonic voice and data communications.

PARTIES

6. The Plaintiff Robert Emma, Custodian, IRA, DTD 7/10/97 ("Plaintiff") is a resident of the State of New York. The Plaintiff owns shares of the Fund.

7. Defendant RS Investment Management, L.P., ("RS Investments") is a California limited partnership, with its principal place of business in California. RS Investments is the Fund's investment advisor.

8. Defendant PFPC Distributors, Inc., ("Distributors") is a Massachusetts corporation, with its principal place of business in Pennsylvania. It is the principal underwriter of the Fund.

9. The Defendants RS Investments and Distributors are collectively referred to herein as the "Corporate Defendants."

10. The Nominal Defendant, RS Emerging Growth Fund (the "Fund"), is an open-end investment management company registered under the Investment Company Act. The Fund is a series of the RS Investment Trust (the "Trust"), which is a Massachusetts business trust.

11. Defendant G. Randall Hecht ("Hecht") has been a trustee of the Trust from June 1987 through December 1997, May 1999 through February 2001 and June 2001 to the present . Hecht is the President and Principal Executive Officer of the Trust and is also the

CEO of RS Investments. Hecht is a resident of the State of California.

12. Defendant Leonard B. Auerbach ("Auerbach") is and has been a trustee of the Trust since June 1987. Auerbach is a resident of the State of California.

13. Defendant Jerome S. Contro ("Contro") is and has been a trustee of the Trust since June 2001. Contro is a resident of the State of Colorado.

14. Defendant John W. Glynn, Jr. ("Glynn") is and has been a trustee of the Trust since 1997. Glynn is a resident of the State of California.

15. Defendant Michael G. McCaffery ("McCaffery") is and has been a trustee of the Trust since May 2002. McCaffery is a resident of the State of California.

16. Defendants Hecht, Auerbach, Contro, Glynn and McCaffery are collectively referred to herein as the "Trustee Defendants" or the "Defendant Trustees."

17. The Trustee Defendants and the Corporate Defendants are collectively referred to herein as the "Defendants."

FACTS REGARDING THE FUND

18. The business and affairs of the Trust and of the Fund are purportedly managed under the direction of the Trust's Board of Trustees. The Board of Trustees of the Fund consists of the five Trustee Defendants.

19. The Fund was organized pursuant to the Agreement and Declaration of Trust of Robert Stephens Investment Trust, a Massachusetts business trust, dated May 11, 1987, which is filed with the Secretary of the Commonwealth of Massachusetts. Thereafter, an Amended Declaration of Trust and Restated Agreement, dated March 13, 1997 was filed with

the Secretary of the Commonwealth of Massachusetts on April 3, 1997. Pursuant to an Amendment to the Amended Declaration of Trust and Restated Agreement, dated February 26, 1999, which was filed with the Secretary of the Commonwealth of Massachusetts on March 4, 1999, the name of the Trust was changed to RS Investment Trust. On June 4, 2004 another Amendment was filed. All of the documents described in this paragraph are collectively referred to herein as the "Declaration of Trust."

20. Article VIII, Section 7 of the Declaration of Trust provides that the Fund is to be governed by and administered pursuant to the laws of the Commonwealth of Massachusetts. Specifically, that section of the Declaration of Trust provides as follows:

> Section 7. Applicable Law. This Agreement and Declaration of Trust is created under and is to be governed by and construed and administered according to the laws of The Commonwealth of Massachusetts. The Trust shall be of the type commonly called a Massachusetts business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

21. RS Investments is the "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Sections 36(a) and (b) of the Investment Company Act.

22. Distributors is the Principal "Underwriter" of the Fund, as that term is defined in Section 2(a)(40) of the Investment Company Act and as that term is used in Sections 36(a) and (b) of the Investment Company Act.

23. The trustees of the Trust identified herein are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees" of the Trust and the Fund.

24. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitutes the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

25. For all purposes under the Investment Company Act and SEC Rule 12b-1, the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

26. Each of the Defendant Trustees is a director or trustee of other portfolios in the RS Investments fund complex. Each of the Defendant Trustees oversee 10 portfolios in the RS Investments fund complex, though not necessarily the same portfolios.

SUBSTANTIVE ALLEGATIONS

The Rule 12b-1 Distribution Fees Which Are Excessive And Which Do Not Benefit The Fund or Its Shareholders

27. From its inception on November 30, 1987 through April 28, 2000, shares of the Fund could be purchased by the public, including by persons or entities which were already shareholders of the Fund and by persons and entities which were not yet shareholders of the Fund.

28. As of April 28, 2000, the Fund ceased offering and selling shares of the Fund to any investors who were not already shareholders of the Fund (with minor exceptions). In the mutual fund industry, this is referred to as "closing" the Fund to new investors.

29. Accordingly, since April 28, 2000, no shares of the Fund have been sold to any investors who were not shareholders of the Fund prior to April 28, 2000 (with minor exceptions). Likewise, since April 28, 2000, the only sales by the Fund of its shares have been to persons or entities which were shareholders of the Fund prior to April 28, 2000 (with minor exceptions).

30. The period from April 28, 2000 to the present is sometimes referred to herein as the "Closed To New Investors Period."

31. SEC Rule 12b-1, subject to specified requirements, permits the establishment by a registered open-end management investment company of a Rule 12b-1 plan and permits a registered open-end management company to enter into a Rule 12b-1 agreement, which plan and agreement provide for payments by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

32. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable, without penalty, on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and a majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

35. In light of the lack of any public sales or distribution of shares of the Fund since April 28, 2000, the costs incurred by the Corporate Defendants or any other company affiliated with the Corporate Defendants since April 28, 2000, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund since April 28, 2000, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be minimal.

36. The Fund enacted a plan (the "Plan") purportedly pursuant to SEC Rule 12b-1, pursuant to which the Fund would pay RS Investments and Distributors an annual Distribution Fee (paid out on an ongoing basis) equal to 0.25% of the net asset value of the Fund's shares.

37. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund.

38. The Fund also entered into an agreement with RS Investments and Distributors (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay RS Investments and Distributors an annual Distribution Fee (paid out on an ongoing basis) equal to 0.25% of the net asset value of the Fund's shares.

39. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund.

40. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees, at least annually.

41. The Trustees specifically voted unanimously to continue the Plan and the Agreement, at least annually since their original approval of the Plan and the Agreement.

42. The Trustees, at least quarterly since the adoption of the Plan and the Agreement, have received a written report of the amounts paid by the Fund to RS Investments and Distributors, pursuant to the Plan and Agreement and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after receipt of any of those reports.

43. Since April 28, 2000, when the Fund ceased selling shares to the general public, the Fund has been charged by, and has paid to, RS Investments and Distributors, pursuant to the Plan and the Agreement, a Distribution Fee (paid on an ongoing basis) equal to approximately 0.25% of the net asset value of the Fund's shares. During the period January 1, 2001 through December 31, 2003, the Fund paid RS Investments and Distributors $15,002,536. Plaintiff estimates that since the Fund closed to new investors on April 28, 2000, the Fund paid RS Investments and Distributors approximately $20 million in Distribution Fees. Plaintiff estimates that in the one year period prior to the filing of this action, the Fund paid RS Investments and Distributors approximately $3.5 million in Distribution Fees.

44. The Distribution Fees paid by the Fund to RS Investments and Distributors during the Closed To New Investors Period were excessive, because those payments materially exceeded the expenses incurred by RS Investments and Distributors during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund during that time period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of RS Investments and Distributors during the Closed To New Investors Period were minimal.

45. Plaintiff estimates that after the filing of this Complaint, the Fund will continue to pay RS Investments and Distributors approximately the same periodic amounts for Distribution Fees as it paid in 2003. Accordingly, the Plaintiff estimates that the Fund will pay RS Investments and Distributors approximately $300,000 in Distribution Fees each month

after the filing of this Complaint.

46. The Distribution Fees that will be paid by the Fund to RS Investments and Distributors after the filing of this Complaint will be excessive, because those payments will materially exceed the expenses that will be incurred by RS Investments and Distributors after the filing of the Complaint which expenses will be incurred primarily to result in the sale of shares issued by the Fund after the filing of this Complaint, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of RS Investments and Distributors after the filing of this Complaint will be minimal.

47. Because no sales of Fund shares have been, or will be, made to the public after April 28, 2000, the continuation of the Fund's Plan and the Fund's Agreement with the Defendants RS Investments and Distributors after April 28, 2000 was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the continuation of the Plan and the Agreement during that time period would benefit the Fund or its shareholders.

48. Because no sales of Fund shares have been, or will be, made to the public after April 28, 2000, the payment by the Fund of the above referenced Distribution Fees since April 28, 2000, was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the payment by the Fund of the above-referenced Distribution Fees to the Defendants RS Investments and Distributors during that time period would benefit the Fund or its shareholders.

49. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts and the Investment Company Act.

50. By approving of the continuation of the Plan and the Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustees breached their fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts and Section 36(a) of the Investment Company Act and breached their obligations under SEC Rule 12b-1(e).

51. By approving of the continuation of the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustee Defendants acted, or failed to act, with willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the office of Trustee.

52. By failing to terminate the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustees breached their fiduciary duty to the Fund and its shareholders under the common law of the

Commonwealth of Massachusetts, and Section 36(a) of the Investment Company Act and breached their obligations under SEC Rule 12b-1(e).

53. By failing to terminate the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustee Defendants engaged in conduct, and continue to engage in conduct, which constituted and continues to constitute, wilful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the office of the Trustee.

54. The Trustee Defendants' voting to continue, and their failure to vote to discontinue, the Plan and the Agreement, after the Trustees caused the Fund to close to new investors constituted, and continues to be, a violation by the Trustee Defendants of their fiduciary duties under Sec. 36(a) and personal misconduct by the Trustee Defendants as that term is used in Sec. 36(a).

55. As the investment advisor to the Fund, RS Investments has a fiduciary duty to the Fund and its shareholders pursuant to Sections 36(a) and (b) of the Investment Company Act and Massachusetts law.

56. As the Underwriter of the Fund, Distributors has a fiduciary duty to the Fund and its shareholders pursuant to Sections 36(a) and (b) of the Investment Company Act and Massachusetts law.

57. By collecting the Distribution Fees from the Fund since April 28, 2000, RS Investments and Distributors breached their fiduciary duty to the Fund and its shareholders and are liable to the Fund pursuant to Sec. 36(b) of the Investment Company Act, for the Distribution Fees paid to them within the period commencing one year prior to the filing of this action and pursuant to Sec. 36(a) of the Investment Company Act and Massachusetts law for the Distribution Fees paid to them during the Closed to New Investors Period.

58. By continuing to collect the Distribution Fees from the Fund after the filing of this Complaint, RS Investments and Distributors continue to breach their fiduciary duties to the Fund and its shareholders under Sections 36(a) and (b) of the Investment Company Act and Massachusetts law, and are liable to the Fund for the Distribution Fees that will be paid to them by the Fund after the filing of this Complaint.

SECTION 36(b) ALLEGATIONS

59. This action is brought by the Plaintiff, on behalf of the Fund, pursuant to Section 36(b) of the Investment Company Act, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to RS Investments and Distributors, during the period commencing one year prior to the commencement of this action.

60. The Plaintiff was not required to, and has not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

RULE 23.1, F. R. CIV. P., DERIVATIVE ALLEGATIONS

61. This action is also brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Rule 23.1, F. R. Civ. P., to recover from all of the Defendants the excessive Rule 12b-1 Distribution Fees paid by the Fund to Distributors during the Closed To New Investors Period.

62. The Plaintiff has not made demand upon the Trustees that the Trustees cause the Funds to bring this action against the Defendants, to recover the excessive Distribution Fees which the Defendants have charged, and continue to charge the Fund, and to enjoin the continued payment of the excessive Distribution Fees, because the making of such demand in this case would have been futile and hence is excused.

63. Demand upon the Trustees to bring this action on behalf of the Fund, against the Defendants, would have been futile because:

a. the claims asserted herein against the Defendants concern the Distribution Fees charged to the Fund by RS Investments and Distributors pursuant to the Rule 12b-1 Plan and the Agreement, which the Trustees have specifically:

i) voted to approve;

ii) voted to continue on at least two occasions since May 1, 2002, when they closed the Fund to new investors; and

iii) repeatedly, at least four times each year since May 1, 2002, failed to terminate after review of the quarterly information provided to them regarding the payment of the Rule 12b-1 Distribution Fees pursuant to SEC Rule 12b-1(e).

b. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Plan, the Plan can be terminated by the Trustees at any time, but the Trustees have failed to do so, and continue to fail to do so; and

c. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Agreement, the Agreement with RS Investments and Distributors can be terminated by the Trustees at any time, without penalty, on 60 days notice to RS Investments and Distributors, but the Trustees have failed to do so, and continue to fail to do so.

64. The circumstances detailed throughout this complaint demonstrate that demand would be futile and hence is excused under the principals established in *Harhen v. Brown*, 431 Mass. 838, 842-843 and fn. 5 (2000). Specifically, this complaint alleges "...with particularity facts that, if true, raise a significant prospect that the Trustee Defendants would be adjudged liable to the [Fund]..." *Id.* at 843, fn. 5, citing 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994).

65. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract between the fund and its investment advisor had been expressly approved by the independent directors of the fund. Since the disinterested directors are required to review and approve all advisory fee contracts under §15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract. . . .

66. The Plaintiff has also not made demand on all of the shareholders of the Fund. There are tens of thousands of shareholders of the Fund. Under such circumstances, where there are a very large number of shareholders, demand on the shareholders is not required.

See, *Harhen v. Brown*, 431 Mass. 838, 849 (2000).

COUNT I

Against the Defendants RS Investments and Distributors Under Sec. 36(b) of the Investment Company Act

67. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

68. The Defendants RS Investments and Distributors are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

69. The Fund has been damaged by RS Investments' and Distributors' breach of their fiduciary duties to the Fund and its shareholders and by their violation of Sec. 36(b) of the Investment Company Act.

70. Pursuant to Sec. 36(b) of the Investment Company Act, RS Investments and Distributors are liable to the Fund for the amount of the Distribution Fees paid to RS Investments and Distributors by the Fund during the period beginning one year prior to the filing of this complaint.

COUNT II

Against All Of The Defendants Under Sec. 36(a) Of The Investment Company Act

71. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

72. All of the Defendants are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(a) of the Investment Company

Act.

73. The Fund has been damaged by all of the Defendants' breach of their fiduciary duties to the Fund and its shareholders and for violations of Sec. 36(a) of the Investment Company Act.

74. Pursuant to Sec. 36(a) of the Investment Company Act, all of the Defendants are liable to the Fund for the amount of the Distribution Fees that have been paid to and will be paid to RS Investments and Distributors by the Fund during the Closed to New Investors Period.

COUNT III

Against All of The Defendants for Breach of Their Fiduciary Duty to the Fund and Its Shareholders Under Massachusetts Law

75. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

76. All of the Defendants are liable to the Fund for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law.

77. The Fund has been damaged by all of the Defendants' breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law, by the amount which Defendants RS Investments and Distributors received from and will receive from the Fund as Distribution Fees during the Closed to New Investors Period.

78. All of the Defendants are liable to the Fund for the amount of the Distribution Fees that have been paid to and will be paid to RS Investments and Distributors by the Fund during the Closed to New Investors Period.

WHEREFORE: Plaintiff prays this Honorable Court to:

A. Find the Defendants RS Investments and Distributors liable for breach of their fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Find all fo the Defendants liable for breach of their fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(a) of the Investment Company Act;

C. Find all of the Defendants liable for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law;

D. Declare that the Distribution Fees that have been charged and continue to be charged by RS Investments and Distributors during the Closed to New Investors Period did not and will not benefit the Fund and its shareholders and are excessive;

E. Issue a permanent injunction enjoining RS Investments and Distributors from continuing to charge or receive from the Fund the Distribution Fees which will not benefit the Fund and its shareholders and are excessive;

F. Issue a permanent injunction ordering the Trustee Defendants to terminate the Plan and Agreement and to cause the Fund to cease paying RS Investments and Distributors the Distribution Fees which will not benefit the Fund and its shareholders and are excessive;

G. Determine and award to the Fund from RS Investments and Distributors the amount of excessive Distribution Fees that RS Investments and Distributors

have received from the Fund during the period beginning one year prior to the filing of this complaint;

H. Determine and award to the Fund from all of the Defendants the Distribution Fees that RS Investments and Distributors have received from the Fund during the Closed to New Investors Period which did not and will not benefit the Fund and its shareholders and are excessive;

I. Award the Plaintiff his reasonable attorneys fees and costs; and

J. Grant any other further relief which this Court finds just and proper.

Plaintiff demands a trial by jury.

Dated: October 1, 2004

Submitted by the attorneys for the Plaintiff,



Edward F. Haber BBO No. 215620
Theodore M. Hess-Mahan BBO No. 557109
Shapiro Haber & Urmy LLP
Exchange Street
53 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita
77 Franklin Street
3rd Fl.
Boston, MA 02110
(617) 426-6566

DECLARATION

Now comes Robert Emma, and he hereby deposes and says:

1. I am the Plaintiff in the action entitled *Robert Emma v. RS Investment Management, L.P., derivatively on behalf of RS Emerging Growth Fund.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph six of the Derivative Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 13 day of Sept, 2004, under the pains and penalties of perjury under the laws of the United States.



Robert Emma

FILED
IN CLERKS OFFICE

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

2004 OCT -1 P 3:48

U.S. DISTRICT COURT
DISTRICT OF MASS.

ROBERT EMMA, Custodian, IRA, DTD 7/10/97, Plaintiff, VS. RS INVESTMENT MANAGEMENT, L.P., PFPC DISTRIBUTORS, INC., G. RANDALL HECHT, LEONARD B. AUERBACH, JEROME S. CONTRO, JOHN W. GLYNN JR. and MICHAEL MCCAFFERY, Defendants, and RS EMERGING GROWTH FUND, Nominal Defendant.	Civil Action No. 04 CV 12106 NMG JURY TRIAL DEMANDED RECEIPT # AMOUNT $ 150.00 SUMMONS ISSUED 8 LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. M.P. DATE 10/1/2004

DERIVATIVE COMPLAINT

INTRODUCTION

MAGISTRATE JUDGE JLA

1. This is an action brought by the Plaintiff against the Defendants, derivatively on behalf of the RS Emerging Growth Fund (the "Fund") for breach by the Defendants of their fiduciary duty to the Fund and the Fund's shareholders and for violation of Sections 36(a)and (b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(a) and (b). Plaintiff alleges herein that Defendants RS Investment Management, L.P. and PFPC Distributors, Inc. violated Sections 36(a) and (b) of the Investment Company Act and breached their fiduciary duty to the Fund and its shareholders under Massachusetts law and

Sections 36(a) and (b) of the Investment Company Act by charging and receiving from the Fund, Rule 12b-1 Distribution Fees (the "Distribution Fees") which are excessive, and which do not benefit the Fund or its shareholders. The Plaintiff further alleges that Defendants G. Randall Hecht, Leonard B. Auerbach, Jerome S. Contro, John, W. Glynn Jr. and Michael McCaffery, the trustees of the Fund, violated Section 36(a) of the Investment Company Act and their fiduciary duty to the Fund and its shareholders under Massachusetts law and Section 36(a) of the Investment Company Act by approving the payment of the Distribution Fees to Defendants RS Investments and Distributors which are excessive and which do not benefit the Fund or the shareholders. Plaintiff seeks recovery for the Fund, from Defendants, of the Distribution Fees paid by the Fund to Defendants RS Investments and Distributors and an injunction, enjoining the continued payment of the Distribution Fees to the Defendants RS Investments and Distributors.

JURISDICTION AND VENUE

2. This action arises under and is brought pursuant to Sections 36(a) and (b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331,1332, 1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

4. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b).

5. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mail and the interstate telephonic voice and data communications.

PARTIES

6. The Plaintiff Robert Emma, Custodian, IRA, DTD 7/10/97 ("Plaintiff") is a resident of the State of New York. The Plaintiff owns shares of the Fund.

7. Defendant RS Investment Management, L.P., ("RS Investments") is a California limited partnership, with its principal place of business in California. RS Investments is the Fund's investment advisor.

8. Defendant PFPC Distributors, Inc., ("Distributors") is a Massachusetts corporation, with its principal place of business in Pennsylvania. It is the principal underwriter of the Fund.

9. The Defendants RS Investments and Distributors are collectively referred to herein as the "Corporate Defendants."

10. The Nominal Defendant, RS Emerging Growth Fund (the "Fund"), is an open-end investment management company registered under the Investment Company Act. The Fund is a series of the RS Investment Trust (the "Trust"), which is a Massachusetts business trust.

11. Defendant G. Randall Hecht ("Hecht") has been a trustee of the Trust from June 1987 through December 1997, May 1999 through February 2001 and June 2001 to the present. Hecht is the President and Principal Executive Officer of the Trust and is also the

CEO of RS Investments. Hecht is a resident of the State of California.

12. Defendant Leonard B. Auerbach ("Auerbach") is and has been a trustee of the Trust since June 1987. Auerbach is a resident of the State of California.

13. Defendant Jerome S. Contro ("Contro") is and has been a trustee of the Trust since June 2001. Contro is a resident of the State of Colorado.

14. Defendant John W. Glynn, Jr. ("Glynn") is and has been a trustee of the Trust since 1997. Glynn is a resident of the State of California.

15. Defendant Michael G. McCaffery ("McCaffery") is and has been a trustee of the Trust since May 2002. McCaffery is a resident of the State of California.

16. Defendants Hecht, Auerbach, Contro, Glynn and McCaffery are collectively referred to herein as the "Trustee Defendants" or the "Defendant Trustees."

17. The Trustee Defendants and the Corporate Defendants are collectively referred to herein as the "Defendants."

FACTS REGARDING THE FUND

18. The business and affairs of the Trust and of the Fund are purportedly managed under the direction of the Trust's Board of Trustees. The Board of Trustees of the Fund consists of the five Trustee Defendants.

19. The Fund was organized pursuant to the Agreement and Declaration of Trust of Robert Stephens Investment Trust, a Massachusetts business trust, dated May 11, 1987, which is filed with the Secretary of the Commonwealth of Massachusetts. Thereafter, an Amended Declaration of Trust and Restated Agreement, dated March 13, 1997 was filed with

the Secretary of the Commonwealth of Massachusetts on April 3, 1997. Pursuant to an Amendment to the Amended Declaration of Trust and Restated Agreement, dated February 26, 1999, which was filed with the Secretary of the Commonwealth of Massachusetts on March 4, 1999, the name of the Trust was changed to RS Investment Trust. On June 4, 2004 another Amendment was filed. All of the documents described in this paragraph are collectively referred to herein as the "Declaration of Trust."

20. Article VIII, Section 7 of the Declaration of Trust provides that the Fund is to be governed by and administered pursuant to the laws of the Commonwealth of Massachusetts. Specifically, that section of the Declaration of Trust provides as follows:

> Section 7. Applicable Law. This Agreement and Declaration of Trust is created under and is to be governed by and construed and administered according to the laws of The Commonwealth of Massachusetts. The Trust shall be of the type commonly called a Massachusetts business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

21. RS Investments is the "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Sections 36(a) and (b) of the Investment Company Act.

22. Distributors is the Principal "Underwriter" of the Fund, as that term is defined in Section 2(a)(40) of the Investment Company Act and as that term is used in Sections 36(a) and (b) of the Investment Company Act.

23. The trustees of the Trust identified herein are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees" of the Trust and the Fund.

24. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitutes the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

25. For all purposes under the Investment Company Act and SEC Rule 12b-1, the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

26. Each of the Defendant Trustees is a director or trustee of other portfolios in the RS Investments fund complex. Each of the Defendant Trustees oversee 10 portfolios in the RS Investments fund complex, though not necessarily the same portfolios.

SUBSTANTIVE ALLEGATIONS

The Rule 12b-1 Distribution Fees Which Are Excessive And Which Do Not Benefit The Fund or Its Shareholders

27. From its inception on November 30, 1987 through April 28, 2000, shares of the Fund could be purchased by the public, including by persons or entities which were already shareholders of the Fund and by persons and entities which were not yet shareholders of the Fund.

28. As of April 28, 2000, the Fund ceased offering and selling shares of the Fund to any investors who were not already shareholders of the Fund (with minor exceptions). In the mutual fund industry, this is referred to as "closing" the Fund to new investors.

29. Accordingly, since April 28, 2000, no shares of the Fund have been sold to any investors who were not shareholders of the Fund prior to April 28, 2000 (with minor exceptions). Likewise, since April 28, 2000, the only sales by the Fund of its shares have been to persons or entities which were shareholders of the Fund prior to April 28, 2000 (with minor exceptions).

30. The period from April 28, 2000 to the present is sometimes referred to herein as the "Closed To New Investors Period."

31. SEC Rule 12b-1, subject to specified requirements, permits the establishment by a registered open-end management investment company of a Rule 12b-1 plan and permits a registered open-end management company to enter into a Rule 12b-1 agreement, which plan and agreement provide for payments by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

32. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable, without penalty, on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and a majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

35. In light of the lack of any public sales or distribution of shares of the Fund since April 28, 2000, the costs incurred by the Corporate Defendants or any other company affiliated with the Corporate Defendants since April 28, 2000, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund since April 28, 2000, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be minimal.

36. The Fund enacted a plan (the "Plan") purportedly pursuant to SEC Rule 12b-1, pursuant to which the Fund would pay RS Investments and Distributors an annual Distribution Fee (paid out on an ongoing basis) equal to 0.25% of the net asset value of the Fund's shares.

37. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund.

38. The Fund also entered into an agreement with RS Investments and Distributors (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay RS Investments and Distributors an annual Distribution Fee (paid out on an ongoing basis) equal to 0.25% of the net asset value of the Fund's shares.

39. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund.

40. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees, at least annually.

41. The Trustees specifically voted unanimously to continue the Plan and the Agreement, at least annually since their original approval of the Plan and the Agreement.

42. The Trustees, at least quarterly since the adoption of the Plan and the Agreement, have received a written report of the amounts paid by the Fund to RS Investments and Distributors, pursuant to the Plan and Agreement and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after receipt of any of those reports.

43. Since April 28, 2000, when the Fund ceased selling shares to the general public, the Fund has been charged by, and has paid to, RS Investments and Distributors, pursuant to the Plan and the Agreement, a Distribution Fee (paid on an ongoing basis) equal to approximately 0.25% of the net asset value of the Fund's shares. During the period January 1, 2001 through December 31, 2003, the Fund paid RS Investments and Distributors $15,002,536. Plaintiff estimates that since the Fund closed to new investors on April 28, 2000, the Fund paid RS Investments and Distributors approximately $20 million in Distribution Fees. Plaintiff estimates that in the one year period prior to the filing of this action, the Fund paid RS Investments and Distributors approximately $3.5 million in Distribution Fees.

44. The Distribution Fees paid by the Fund to RS Investments and Distributors during the Closed To New Investors Period were excessive, because those payments materially exceeded the expenses incurred by RS Investments and Distributors during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund during that time period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of RS Investments and Distributors during the Closed To New Investors Period were minimal.

45. Plaintiff estimates that after the filing of this Complaint, the Fund will continue to pay RS Investments and Distributors approximately the same periodic amounts for Distribution Fees as it paid in 2003. Accordingly, the Plaintiff estimates that the Fund will pay RS Investments and Distributors approximately $300,000 in Distribution Fees each month

after the filing of this Complaint.

46. The Distribution Fees that will be paid by the Fund to RS Investments and Distributors after the filing of this Complaint will be excessive, because those payments will materially exceed the expenses that will be incurred by RS Investments and Distributors after the filing of the Complaint which expenses will be incurred primarily to result in the sale of shares issued by the Fund after the filing of this Complaint, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of RS Investments and Distributors after the filing of this Complaint will be minimal.

47. Because no sales of Fund shares have been, or will be, made to the public after April 28, 2000, the continuation of the Fund's Plan and the Fund's Agreement with the Defendants RS Investments and Distributors after April 28, 2000 was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the continuation of the Plan and the Agreement during that time period would benefit the Fund or its shareholders.

48. Because no sales of Fund shares have been, or will be, made to the public after April 28, 2000, the payment by the Fund of the above referenced Distribution Fees since April 28, 2000, was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the payment by the Fund of the above-referenced Distribution Fees to the Defendants RS Investments and Distributors during that time period would benefit the Fund or its shareholders.

49. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts and the Investment Company Act.

50. By approving of the continuation of the Plan and the Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustees breached their fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts and Section 36(a) of the Investment Company Act and breached their obligations under SEC Rule 12b-1(e).

51. By approving of the continuation of the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustee Defendants acted, or failed to act, with willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the office of Trustee.

52. By failing to terminate the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustees breached their fiduciary duty to the Fund and its shareholders under the common law of the

Commonwealth of Massachusetts, and Section 36(a) of the Investment Company Act and breached their obligations under SEC Rule 12b-1(e).

53. By failing to terminate the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustee Defendants engaged in conduct, and continue to engage in conduct, which constituted and continues to constitute, wilful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the office of the Trustee.

54. The Trustee Defendants' voting to continue, and their failure to vote to discontinue, the Plan and the Agreement, after the Trustees caused the Fund to close to new investors constituted, and continues to be, a violation by the Trustee Defendants of their fiduciary duties under Sec. 36(a) and personal misconduct by the Trustee Defendants as that term is used in Sec. 36(a).

55. As the investment advisor to the Fund, RS Investments has a fiduciary duty to the Fund and its shareholders pursuant to Sections 36(a) and (b) of the Investment Company Act and Massachusetts law.

56. As the Underwriter of the Fund, Distributors has a fiduciary duty to the Fund and its shareholders pursuant to Sections 36(a) and (b) of the Investment Company Act and Massachusetts law.

57. By collecting the Distribution Fees from the Fund since April 28, 2000, RS Investments and Distributors breached their fiduciary duty to the Fund and its shareholders and are liable to the Fund pursuant to Sec. 36(b) of the Investment Company Act, for the Distribution Fees paid to them within the period commencing one year prior to the filing of this action and pursuant to Sec. 36(a) of the Investment Company Act and Massachusetts law for the Distribution Fees paid to them during the Closed to New Investors Period.

58. By continuing to collect the Distribution Fees from the Fund after the filing of this Complaint, RS Investments and Distributors continue to breach their fiduciary duties to the Fund and its shareholders under Sections 36(a) and (b) of the Investment Company Act and Massachusetts law, and are liable to the Fund for the Distribution Fees that will be paid to them by the Fund after the filing of this Complaint.

SECTION 36(b) ALLEGATIONS

59. This action is brought by the Plaintiff, on behalf of the Fund, pursuant to Section 36(b) of the Investment Company Act, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to RS Investments and Distributors, during the period commencing one year prior to the commencement of this action.

60. The Plaintiff was not required to, and has not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

RULE 23.1, F. R. CIV. P., DERIVATIVE ALLEGATIONS

61. This action is also brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Rule 23.1, F. R. Civ. P., to recover from all of the Defendants the excessive Rule 12b-1 Distribution Fees paid by the Fund to Distributors during the Closed To New Investors Period.

62. The Plaintiff has not made demand upon the Trustees that the Trustees cause the Funds to bring this action against the Defendants, to recover the excessive Distribution Fees which the Defendants have charged, and continue to charge the Fund, and to enjoin the continued payment of the excessive Distribution Fees, because the making of such demand in this case would have been futile and hence is excused.

63. Demand upon the Trustees to bring this action on behalf of the Fund, against the Defendants, would have been futile because:

a. the claims asserted herein against the Defendants concern the Distribution Fees charged to the Fund by RS Investments and Distributors pursuant to the Rule 12b-1 Plan and the Agreement, which the Trustees have specifically:

i) voted to approve;

ii) voted to continue on at least two occasions since May 1, 2002, when they closed the Fund to new investors; and

iii) repeatedly, at least four times each year since May 1, 2002, failed to terminate after review of the quarterly information provided to them regarding the payment of the Rule 12b-1 Distribution Fees pursuant to SEC Rule 12b-1(e).

b. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Plan, the Plan can be terminated by the Trustees at any time, but the Trustees have failed to do so, and continue to fail to do so; and

c. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Agreement, the Agreement with RS Investments and Distributors can be terminated by the Trustees at any time, without penalty, on 60 days notice to RS Investments and Distributors, but the Trustees have failed to do so, and continue to fail to do so.

64. The circumstances detailed throughout this complaint demonstrate that demand would be futile and hence is excused under the principals established in *Harhen v. Brown*, 431 Mass. 838, 842-843 and fn. 5 (2000). Specifically, this complaint alleges "...with particularity facts that, if true, raise a significant prospect that the Trustee Defendants would be adjudged liable to the [Fund]..." *Id.* at 843, fn. 5, citing 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994).

65. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract between the fund and its investment advisor had been expressly approved by the independent directors of the fund. Since the disinterested directors are required to review and approve all advisory fee contracts under §15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract. . . .

66. The Plaintiff has also not made demand on all of the shareholders of the Fund. There are tens of thousands of shareholders of the Fund. Under such circumstances, where there are a very large number of shareholders, demand on the shareholders is not required.

See, *Harhen v. Brown*, 431 Mass. 838, 849 (2000).

COUNT I

Against the Defendants RS Investments and Distributors Under Sec. 36(b) of the Investment Company Act

67. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

68. The Defendants RS Investments and Distributors are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

69. The Fund has been damaged by RS Investments' and Distributors' breach of their fiduciary duties to the Fund and its shareholders and by their violation of Sec. 36(b) of the Investment Company Act.

70. Pursuant to Sec. 36(b) of the Investment Company Act, RS Investments and Distributors are liable to the Fund for the amount of the Distribution Fees paid to RS Investments and Distributors by the Fund during the period beginning one year prior to the filing of this complaint.

COUNT II

Against All Of The Defendants Under Sec. 36(a) Of The Investment Company Act

71. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

72. All of the Defendants are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(a) of the Investment Company

Act.

73. The Fund has been damaged by all of the Defendants' breach of their fiduciary duties to the Fund and its shareholders and for violations of Sec. 36(a) of the Investment Company Act.

74. Pursuant to Sec. 36(a) of the Investment Company Act, all of the Defendants are liable to the Fund for the amount of the Distribution Fees that have been paid to and will be paid to RS Investments and Distributors by the Fund during the Closed to New Investors Period.

COUNT III

Against All of The Defendants for Breach of Their Fiduciary Duty to the Fund and Its Shareholders Under Massachusetts Law

75. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

76. All of the Defendants are liable to the Fund for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law.

77. The Fund has been damaged by all of the Defendants' breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law, by the amount which Defendants RS Investments and Distributors received from and will receive from the Fund as Distribution Fees during the Closed to New Investors Period.

78. All of the Defendants are liable to the Fund for the amount of the Distribution Fees that have been paid to and will be paid to RS Investments and Distributors by the Fund during the Closed to New Investors Period.

WHEREFORE: Plaintiff prays this Honorable Court to:

A. Find the Defendants RS Investments and Distributors liable for breach of their fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Find all fo the Defendants liable for breach of their fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(a) of the Investment Company Act;

C. Find all of the Defendants liable for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law;

D. Declare that the Distribution Fees that have been charged and continue to be charged by RS Investments and Distributors during the Closed to New Investors Period did not and will not benefit the Fund and its shareholders and are excessive;

E. Issue a permanent injunction enjoining RS Investments and Distributors from continuing to charge or receive from the Fund the Distribution Fees which will not benefit the Fund and its shareholders and are excessive;

F. Issue a permanent injunction ordering the Trustee Defendants to terminate the Plan and Agreement and to cause the Fund to cease paying RS Investments and Distributors the Distribution Fees which will not benefit the Fund and its shareholders and are excessive;

G. Determine and award to the Fund from RS Investments and Distributors the amount of excessive Distribution Fees that RS Investments and Distributors

have received from the Fund during the period beginning one year prior to the filing of this complaint;

H. Determine and award to the Fund from all of the Defendants the Distribution Fees that RS Investments and Distributors have received from the Fund during the Closed to New Investors Period which did not and will not benefit the Fund and its shareholders and are excessive;

I. Award the Plaintiff his reasonable attorneys fees and costs; and

J. Grant any other further relief which this Court finds just and proper.

Plaintiff demands a trial by jury.

Dated: October 1, 2004

Submitted by the attorneys for the Plaintiff,



Edward F. Haber BBO No. 215620
Theodore M. Hess-Mahan BBO No. 557109
Shapiro Haber & Urmy LLP
Exchange Street
53 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita
77 Franklin Street
3rd Fl.
Boston, MA 02110
(617) 426-6566

DECLARATION

Now comes Robert Emma, and he hereby deposes and says:

1. I am the Plaintiff in the action entitled *Robert Emma v. RS Investment Management, L.P., derivatively on behalf of RS Emerging Growth Fund.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph six of the Derivative Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 13 day of Sept, 2004, under the pains and penalties of perjury under the laws of the United States.



Robert Emma

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ROBERT EMMA, Custodian, IRA, DTD 7/10/97, Plaintiff, vs. RS INVESTMENT MANAGEMENT, L.P., PFPC DISTRIBUTORS, INC., G. RANDALL HECHT, LEONARD B. AUERBACH, JEROME S. CONTRO, JOHN W. GLYNN JR. and MICHAEL MCCAFFERY, Defendants, and RS EMERGING GROWTH FUND, Nominal Defendant.	Civil Action No. 04 CV 12106 NMG JURY TRIAL DEMANDED

DERIVATIVE COMPLAINT

INTRODUCTION

1. This is an action brought by the Plaintiff against the Defendants, derivatively on behalf of the RS Emerging Growth Fund (the "Fund") for breach by the Defendants of their fiduciary duty to the Fund and the Fund's shareholders and for violation of Sections 36(a)and (b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(a) and (b). Plaintiff alleges herein that Defendants RS Investment Management, L.P. and PFPC Distributors, Inc. violated Sections 36(a) and (b) of the Investment Company Act and breached their fiduciary duty to the Fund and its shareholders under Massachusetts law and

Sections 36(a) and (b) of the Investment Company Act by charging and receiving from the Fund, Rule 12b-1 Distribution Fees (the "Distribution Fees") which are excessive, and which do not benefit the Fund or its shareholders. The Plaintiff further alleges that Defendants G. Randall Hecht, Leonard B. Auerbach, Jerome S. Contro, John, W. Glynn Jr. and Michael McCaffery, the trustees of the Fund, violated Section 36(a) of the Investment Company Act and their fiduciary duty to the Fund and its shareholders under Massachusetts law and Section 36(a) of the Investment Company Act by approving the payment of the Distribution Fees to Defendants RS Investments and Distributors which are excessive and which do not benefit the Fund or the shareholders. Plaintiff seeks recovery for the Fund, from Defendants, of the Distribution Fees paid by the Fund to Defendants RS Investments and Distributors and an injunction, enjoining the continued payment of the Distribution Fees to the Defendants RS Investments and Distributors.

JURISDICTION AND VENUE

2. This action arises under and is brought pursuant to Sections 36(a) and (b) of the Investment Company Act and the common law of the Commonwealth of Massachusetts.

3. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §§1331,1332, 1337 and 1367. The amount in controversy exceeds $75,000, exclusive of interest and costs.

4. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b).

5. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mail and the interstate telephonic voice and data communications.

PARTIES

6. The Plaintiff Robert Emma, Custodian, IRA, DTD 7/10/97 ("Plaintiff") is a resident of the State of New York. The Plaintiff owns shares of the Fund.

7. Defendant RS Investment Management, L.P., ("RS Investments") is a California limited partnership, with its principal place of business in California. RS Investments is the Fund's investment advisor.

8. Defendant PFPC Distributors, Inc., ("Distributors") is a Massachusetts corporation, with its principal place of business in Pennsylvania. It is the principal underwriter of the Fund.

9. The Defendants RS Investments and Distributors are collectively referred to herein as the "Corporate Defendants."

10. The Nominal Defendant, RS Emerging Growth Fund (the "Fund"), is an open-end investment management company registered under the Investment Company Act. The Fund is a series of the RS Investment Trust (the "Trust"), which is a Massachusetts business trust.

11. Defendant G. Randall Hecht ("Hecht") has been a trustee of the Trust from June 1987 through December 1997, May 1999 through February 2001 and June 2001 to the present. Hecht is the President and Principal Executive Officer of the Trust and is also the

CEO of RS Investments. Hecht is a resident of the State of California.

12. Defendant Leonard B. Auerbach ("Auerbach") is and has been a trustee of the Trust since June 1987. Auerbach is a resident of the State of California.

13. Defendant Jerome S. Contro ("Contro") is and has been a trustee of the Trust since June 2001. Contro is a resident of the State of Colorado.

14. Defendant John W. Glynn, Jr. ("Glynn") is and has been a trustee of the Trust since 1997. Glynn is a resident of the State of California.

15. Defendant Michael G. McCaffery ("McCaffery") is and has been a trustee of the Trust since May 2002. McCaffery is a resident of the State of California.

16. Defendants Hecht, Auerbach, Contro, Glynn and McCaffery are collectively referred to herein as the "Trustee Defendants" or the "Defendant Trustees."

17. The Trustee Defendants and the Corporate Defendants are collectively referred to herein as the "Defendants."

FACTS REGARDING THE FUND

18. The business and affairs of the Trust and of the Fund are purportedly managed under the direction of the Trust's Board of Trustees. The Board of Trustees of the Fund consists of the five Trustee Defendants.

19. The Fund was organized pursuant to the Agreement and Declaration of Trust of Robert Stephens Investment Trust, a Massachusetts business trust, dated May 11, 1987, which is filed with the Secretary of the Commonwealth of Massachusetts. Thereafter, an Amended Declaration of Trust and Restated Agreement, dated March 13, 1997 was filed with

the Secretary of the Commonwealth of Massachusetts on April 3, 1997. Pursuant to an Amendment to the Amended Declaration of Trust and Restated Agreement, dated February 26, 1999, which was filed with the Secretary of the Commonwealth of Massachusetts on March 4, 1999, the name of the Trust was changed to RS Investment Trust. On June 4, 2004 another Amendment was filed. All of the documents described in this paragraph are collectively referred to herein as the "Declaration of Trust."

20. Article VIII, Section 7 of the Declaration of Trust provides that the Fund is to be governed by and administered pursuant to the laws of the Commonwealth of Massachusetts. Specifically, that section of the Declaration of Trust provides as follows:

> Section 7. Applicable Law. This Agreement and Declaration of Trust is created under and is to be governed by and construed and administered according to the laws of The Commonwealth of Massachusetts. The Trust shall be of the type commonly called a Massachusetts business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

21. RS Investments is the "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Sections 36(a) and (b) of the Investment Company Act.

22. Distributors is the Principal "Underwriter" of the Fund, as that term is defined in Section 2(a)(40) of the Investment Company Act and as that term is used in Sections 36(a) and (b) of the Investment Company Act.

23. The trustees of the Trust identified herein are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees" of the Trust and the Fund.

24. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitutes the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

25. For all purposes under the Investment Company Act and SEC Rule 12b-1, the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used in the Investment Company Act and Rule 12b-1.

26. Each of the Defendant Trustees is a director or trustee of other portfolios in the RS Investments fund complex. Each of the Defendant Trustees oversee 10 portfolios in the RS Investments fund complex, though not necessarily the same portfolios.

SUBSTANTIVE ALLEGATIONS

The Rule 12b-1 Distribution Fees Which Are Excessive And Which Do Not Benefit The Fund or Its Shareholders

27. From its inception on November 30, 1987 through April 28, 2000, shares of the Fund could be purchased by the public, including by persons or entities which were already shareholders of the Fund and by persons and entities which were not yet shareholders of the Fund.

28. As of April 28, 2000, the Fund ceased offering and selling shares of the Fund to any investors who were not already shareholders of the Fund (with minor exceptions). In the mutual fund industry, this is referred to as "closing" the Fund to new investors.

29. Accordingly, since April 28, 2000, no shares of the Fund have been sold to any investors who were not shareholders of the Fund prior to April 28, 2000 (with minor exceptions). Likewise, since April 28, 2000, the only sales by the Fund of its shares have been to persons or entities which were shareholders of the Fund prior to April 28, 2000 (with minor exceptions).

30. The period from April 28, 2000 to the present is sometimes referred to herein as the "Closed To New Investors Period."

31. SEC Rule 12b-1, subject to specified requirements, permits the establishment by a registered open-end management investment company of a Rule 12b-1 plan and permits a registered open-end management company to enter into a Rule 12b-1 agreement, which plan and agreement provide for payments by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

32. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable, without penalty, on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and a majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

35. In light of the lack of any public sales or distribution of shares of the Fund since April 28, 2000, the costs incurred by the Corporate Defendants or any other company affiliated with the Corporate Defendants since April 28, 2000, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund since April 28, 2000, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be minimal.

36. The Fund enacted a plan (the "Plan") purportedly pursuant to SEC Rule 12b-1, pursuant to which the Fund would pay RS Investments and Distributors an annual Distribution Fee (paid out on an ongoing basis) equal to 0.25% of the net asset value of the Fund's shares.

37. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund.

38. The Fund also entered into an agreement with RS Investments and Distributors (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay RS Investments and Distributors an annual Distribution Fee (paid out on an ongoing basis) equal to 0.25% of the net asset value of the Fund's shares.

39. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund.

40. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees, at least annually.

41. The Trustees specifically voted unanimously to continue the Plan and the Agreement, at least annually since their original approval of the Plan and the Agreement.

42. The Trustees, at least quarterly since the adoption of the Plan and the Agreement, have received a written report of the amounts paid by the Fund to RS Investments and Distributors, pursuant to the Plan and Agreement and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after receipt of any of those reports.

43. Since April 28, 2000, when the Fund ceased selling shares to the general public, the Fund has been charged by, and has paid to, RS Investments and Distributors, pursuant to the Plan and the Agreement, a Distribution Fee (paid on an ongoing basis) equal to approximately 0.25% of the net asset value of the Fund's shares. During the period January 1, 2001 through December 31, 2003, the Fund paid RS Investments and Distributors $15,002,536. Plaintiff estimates that since the Fund closed to new investors on April 28, 2000, the Fund paid RS Investments and Distributors approximately $20 million in Distribution Fees. Plaintiff estimates that in the one year period prior to the filing of this action, the Fund paid RS Investments and Distributors approximately $3.5 million in Distribution Fees.

44. The Distribution Fees paid by the Fund to RS Investments and Distributors during the Closed To New Investors Period were excessive, because those payments materially exceeded the expenses incurred by RS Investments and Distributors during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund during that time period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of RS Investments and Distributors during the Closed To New Investors Period were minimal.

45. Plaintiff estimates that after the filing of this Complaint, the Fund will continue to pay RS Investments and Distributors approximately the same periodic amounts for Distribution Fees as it paid in 2003. Accordingly, the Plaintiff estimates that the Fund will pay RS Investments and Distributors approximately $300,000 in Distribution Fees each month

after the filing of this Complaint.

46. The Distribution Fees that will be paid by the Fund to RS Investments and Distributors after the filing of this Complaint will be excessive, because those payments will materially exceed the expenses that will be incurred by RS Investments and Distributors after the filing of the Complaint which expenses will be incurred primarily to result in the sale of shares issued by the Fund after the filing of this Complaint, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of RS Investments and Distributors after the filing of this Complaint will be minimal.

47. Because no sales of Fund shares have been, or will be, made to the public after April 28, 2000, the continuation of the Fund's Plan and the Fund's Agreement with the Defendants RS Investments and Distributors after April 28, 2000 was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the continuation of the Plan and the Agreement during that time period would benefit the Fund or its shareholders.

48. Because no sales of Fund shares have been, or will be, made to the public after April 28, 2000, the payment by the Fund of the above referenced Distribution Fees since April 28, 2000, was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the payment by the Fund of the above-referenced Distribution Fees to the Defendants RS Investments and Distributors during that time period would benefit the Fund or its shareholders.

49. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts and the Investment Company Act.

50. By approving of the continuation of the Plan and the Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustees breached their fiduciary duty to the Fund and its shareholders under the common law of the Commonwealth of Massachusetts and Section 36(a) of the Investment Company Act and breached their obligations under SEC Rule 12b-1(e).

51. By approving of the continuation of the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustee Defendants acted, or failed to act, with willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the office of Trustee.

52. By failing to terminate the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustees breached their fiduciary duty to the Fund and its shareholders under the common law of the

Commonwealth of Massachusetts, and Section 36(a) of the Investment Company Act and breached their obligations under SEC Rule 12b-1(e).

53. By failing to terminate the Plan and Agreement since April 28, 2000, even though there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after April 28, 2000 would benefit the Fund or its shareholders, and even though those Distribution Fees were excessive, the Trustee Defendants engaged in conduct, and continue to engage in conduct, which constituted and continues to constitute, wilful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the office of the Trustee.

54. The Trustee Defendants' voting to continue, and their failure to vote to discontinue, the Plan and the Agreement, after the Trustees caused the Fund to close to new investors constituted, and continues to be, a violation by the Trustee Defendants of their fiduciary duties under Sec. 36(a) and personal misconduct by the Trustee Defendants as that term is used in Sec. 36(a).

55. As the investment advisor to the Fund, RS Investments has a fiduciary duty to the Fund and its shareholders pursuant to Sections 36(a) and (b) of the Investment Company Act and Massachusetts law.

56. As the Underwriter of the Fund, Distributors has a fiduciary duty to the Fund and its shareholders pursuant to Sections 36(a) and (b) of the Investment Company Act and Massachusetts law.

57. By collecting the Distribution Fees from the Fund since April 28, 2000, RS Investments and Distributors breached their fiduciary duty to the Fund and its shareholders and are liable to the Fund pursuant to Sec. 36(b) of the Investment Company Act, for the Distribution Fees paid to them within the period commencing one year prior to the filing of this action and pursuant to Sec. 36(a) of the Investment Company Act and Massachusetts law for the Distribution Fees paid to them during the Closed to New Investors Period.

58. By continuing to collect the Distribution Fees from the Fund after the filing of this Complaint, RS Investments and Distributors continue to breach their fiduciary duties to the Fund and its shareholders under Sections 36(a) and (b) of the Investment Company Act and Massachusetts law, and are liable to the Fund for the Distribution Fees that will be paid to them by the Fund after the filing of this Complaint.

SECTION 36(b) ALLEGATIONS

59. This action is brought by the Plaintiff, on behalf of the Fund, pursuant to Section 36(b) of the Investment Company Act, to recover excessive Rule 12b-1 Distribution Fees paid by the Fund to RS Investments and Distributors, during the period commencing one year prior to the commencement of this action.

60. The Plaintiff was not required to, and has not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox,* 464 U.S. 523, 104 S.Ct. 831 (1984).

RULE 23.1, F. R. CIV. P., DERIVATIVE ALLEGATIONS

61. This action is also brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Rule 23.1, F. R. Civ. P., to recover from all of the Defendants the excessive Rule 12b-1 Distribution Fees paid by the Fund to Distributors during the Closed To New Investors Period.

62. The Plaintiff has not made demand upon the Trustees that the Trustees cause the Funds to bring this action against the Defendants, to recover the excessive Distribution Fees which the Defendants have charged, and continue to charge the Fund, and to enjoin the continued payment of the excessive Distribution Fees, because the making of such demand in this case would have been futile and hence is excused.

63. Demand upon the Trustees to bring this action on behalf of the Fund, against the Defendants, would have been futile because:

a. the claims asserted herein against the Defendants concern the Distribution Fees charged to the Fund by RS Investments and Distributors pursuant to the Rule 12b-1 Plan and the Agreement, which the Trustees have specifically:

i) voted to approve;

ii) voted to continue on at least two occasions since May 1, 2002, when they closed the Fund to new investors; and

iii) repeatedly, at least four times each year since May 1, 2002, failed to terminate after review of the quarterly information provided to them regarding the payment of the Rule 12b-1 Distribution Fees pursuant to SEC Rule 12b-1(e).

b. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Plan, the Plan can be terminated by the Trustees at any time, but the Trustees have failed to do so, and continue to fail to do so; and

c. pursuant to Rule 12b-1 and the express terms of the Rule 12b-1 Agreement, the Agreement with RS Investments and Distributors can be terminated by the Trustees at any time, without penalty, on 60 days notice to RS Investments and Distributors, but the Trustees have failed to do so, and continue to fail to do so.

64. The circumstances detailed throughout this complaint demonstrate that demand would be futile and hence is excused under the principals established in *Harhen v. Brown*, 431 Mass. 838, 842-843 and fn. 5 (2000). Specifically, this complaint alleges "...with particularity facts that, if true, raise a significant prospect that the Trustee Defendants would be adjudged liable to the [Fund]..." *Id.* at 843, fn. 5, citing 1. ALI Principal of Corporate Government: Analysis and Recommendations Section 1.23(a)(1) (1994).

65. That demand would be futile under these circumstances is reinforced by the following conclusion in *Daily Income Fund, Inc.*, 464 U.S. at 546 (Stevens, J., concurring):

> . . . a demand requirement would serve no meaningful purpose . . . the contract between the fund and its investment advisor had been expressly approved by the independent directors of the fund. Since the disinterested directors are required to review and approve all advisory fee contracts under §15 of the Act. . . a demand would be a futile gesture after directors have already passed on the contract. . . .

66. The Plaintiff has also not made demand on all of the shareholders of the Fund. There are tens of thousands of shareholders of the Fund. Under such circumstances, where there are a very large number of shareholders, demand on the shareholders is not required.

See, *Harhen v. Brown*, 431 Mass. 838, 849 (2000).

COUNT I

Against the Defendants RS Investments and Distributors Under Sec. 36(b) of the Investment Company Act

67. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

68. The Defendants RS Investments and Distributors are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

69. The Fund has been damaged by RS Investments' and Distributors' breach of their fiduciary duties to the Fund and its shareholders and by their violation of Sec. 36(b) of the Investment Company Act.

70. Pursuant to Sec. 36(b) of the Investment Company Act, RS Investments and Distributors are liable to the Fund for the amount of the Distribution Fees paid to RS Investments and Distributors by the Fund during the period beginning one year prior to the filing of this complaint.

COUNT II

Against All Of The Defendants Under Sec. 36(a) Of The Investment Company Act

71. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

72. All of the Defendants are liable to the Fund for breach of their fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(a) of the Investment Company

Act.

73. The Fund has been damaged by all of the Defendants' breach of their fiduciary duties to the Fund and its shareholders and for violations of Sec. 36(a) of the Investment Company Act.

74. Pursuant to Sec. 36(a) of the Investment Company Act, all of the Defendants are liable to the Fund for the amount of the Distribution Fees that have been paid to and will be paid to RS Investments and Distributors by the Fund during the Closed to New Investors Period.

COUNT III

Against All of The Defendants for Breach of Their Fiduciary Duty to the Fund and Its Shareholders Under Massachusetts Law

75. Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

76. All of the Defendants are liable to the Fund for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law.

77. The Fund has been damaged by all of the Defendants' breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law, by the amount which Defendants RS Investments and Distributors received from and will receive from the Fund as Distribution Fees during the Closed to New Investors Period.

78. All of the Defendants are liable to the Fund for the amount of the Distribution Fees that have been paid to and will be paid to RS Investments and Distributors by the Fund during the Closed to New Investors Period.

WHEREFORE: Plaintiff prays this Honorable Court to:

A. Find the Defendants RS Investments and Distributors liable for breach of their fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Find all fo the Defendants liable for breach of their fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(a) of the Investment Company Act;

C. Find all of the Defendants liable for breach of their fiduciary duty to the Fund and its shareholders under Massachusetts law;

D. Declare that the Distribution Fees that have been charged and continue to be charged by RS Investments and Distributors during the Closed to New Investors Period did not and will not benefit the Fund and its shareholders and are excessive;

E. Issue a permanent injunction enjoining RS Investments and Distributors from continuing to charge or receive from the Fund the Distribution Fees which will not benefit the Fund and its shareholders and are excessive;

F. Issue a permanent injunction ordering the Trustee Defendants to terminate the Plan and Agreement and to cause the Fund to cease paying RS Investments and Distributors the Distribution Fees which will not benefit the Fund and its shareholders and are excessive;

G. Determine and award to the Fund from RS Investments and Distributors the amount of excessive Distribution Fees that RS Investments and Distributors

have received from the Fund during the period beginning one year prior to the filing of this complaint;

H. Determine and award to the Fund from all of the Defendants the Distribution Fees that RS Investments and Distributors have received from the Fund during the Closed to New Investors Period which did not and will not benefit the Fund and its shareholders and are excessive;

I. Award the Plaintiff his reasonable attorneys fees and costs; and

J. Grant any other further relief which this Court finds just and proper.

Plaintiff demands a trial by jury.

Dated: October 1, 2004

Submitted by the attorneys for the Plaintiff,



Edward F. Haber BBO No. 215620
Theodore M. Hess-Mahan BBO No. 557109
Shapiro Haber & Urmy LLP
Exchange Street
53 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:

Richard J. Vita
77 Franklin Street
3rd Fl.
Boston, MA 02110
(617) 426-6566

DECLARATION

Now comes Robert Emma, and he hereby deposes and says:

1. I am the Plaintiff in the action entitled *Robert Emma v. RS Investment Management, L.P., derivatively on behalf of RS Emerging Growth Fund.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph six of the Derivative Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 13 day of Sept, 2004, under the pains and penalties of perjury under the laws of the United States.



Robert Emma

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

---X

TERALANDUR K. PARTHASARATHY,
Individually and On Behalf of All Others
Similarly Situated,

Plaintiff,

vs.

RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, RS INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, (collectively the "RS Funds") RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and JOHN DOES 1-100,

Defendants.

--------X

Civil Action No.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

JFM 04 CV 3798

COMPLAINT

Plaintiff, Teralandur K Parthasarathy ("Plaintiff"), alleges the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the RS Funds (as defined in the caption of this case, above), press releases, media reports about the matter and the website owned and maintained by RS Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the RS family of funds (*i.e.* the "RS Funds" as defined in the caption above) between October 6, 1999 and October 5, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act') and the Securities Exchange Act of 1934 (the "Exchange Act").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)]; and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. § 78k, 771(a)(2) and 77(o)].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa] and Section 22 of the Securities Act [15 U.S.C. § 77v].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Teralandur K. Parthasarathy bought shares of RS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant RS Investment Trust ("RS Trust"), or the ("Fund Registrant") is a statutory trust, RS Investment Trust is the registrant and issuer of the shares of the following RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fun d, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fun d, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco, CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustee for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11 Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12. RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, RS Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, and RS Partner Fund are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

.4. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in

some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the m embers of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004, inclusive, (the "Class Period" and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all m embers is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

1 Whether the federal securities laws were violated by Defendants' acts alleged herein;

2. Whether Defendants breached their fiduciary duties by engaging n fraudulent activity; and

3. Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

Background

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fee, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing polices") who are supposed to detect "timers" and put a stop to their short-term

trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing policies, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed by buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese

fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes past of the buy-and-hold investors' upside when the market goes up, so that next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

Thus, by keeping money – often many million dollars – in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received" sticky assets." These were typically long-term investments made no tin the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial

vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36 These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37 On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General"), attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs. Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged: Bank of America (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that services Canary made millions themselves.

38 In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On October 6, 2004, the Attorney General issued the following press release

> ROBERTSON STEVENS SETTLES MARKET TIMING CASE Settlement Includes Enhanced Compliance Control
>
> State Attorney General Eliot Spitzer today announced a $30 million settlement with RS Investments (RS) to resolve allegations that the Company permitted excessive market timing of its mutual funds.
>
> Under the terms of the settlement, which was reached in cooperation with the Securities and Exchange Commission, RS has agreed to pay $11.5 million in restitution and disgorgement to injured investors, $13.5 million in civil penalties and $5 million in a reduction of fees charged to investors over a five-year period.
>
> "RS managers and executives knew that arrangements with market timers were contrary to claims made in the company's prospectus and harmful to long-term investors," Spitzer said. "Despite this knowledge, company officials allowed and facilitated market timing of funds because it proved to be a lucrative source of fee revenues.
>
> Market timing activity within the RS Emerging Growth Fund first came to the Attorney General's attention during the investigation of Canary Capital Partners in the summer of 2003. Since then, coordinated investigations by state and federal regulators revealed that RS entered into agreements with other market timers, including Canary, which allowed them to engage in improper, frequent short-term trading of shares of the RS fund at the expense of other fund shareholders.
>
> The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS's equity funds told investors that: "You may not exchange your investment more than four times in any 12- month period.
>
> As part of the settlement, RS has agreed to implement significant corrective measures designed to created greater board and adviser accountability and to prevent the kinds of abuses that gave rise to this investigation.
>
> These measures include designation of an independent board chairperson with no prior connection to the company or its

> affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.
>
> RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.
>
> The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney General Verle John son, under the supervision of David Brown IV, Chief of t he Attorney General's Investment Protection Bureau, with assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

40. As such, defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and other to time the mutual funds. As a result, defendants have violated the Securities Act, the Investment Company Act, and common law fiduciary duties.

THE RS FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The Prospectuses falsely stated that the RS Funds actively safeguarded shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that t he RS Funds deters the practice, stating as follows:

> Each Fund reserved the right in its discretion to reject any purchase, in whole or in part (including, without limitation, purchases by per sons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend the offering of its shares for any period of time and to change of waive the minimum investment amounts specified in this Prospectus.

42. Given the defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time the trading of the RS Funds shares (b) that, pursuant to those agreements, the Doe Defendants regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds and/or increased the RS Funds' cost; thereby reducing the RS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expanse of RS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE

Against the Fund Registrant for Violations Of Section 11 Of The Securities Act

43. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

44. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Fund Registrant.

45. The Fund Registrant is the registrant for the RS Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrant issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material fact that were contained in the Prospectus.

46. Prior to purchasing units of the Investment Company of America, the Income Fund of America, the Bond Fund of America, and the Cash Management Trust of America, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other RS Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the RS Funds traceable to the false and misleading Prospectuses.

47. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the RS Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the RS Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in RS Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Fund Defendants enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and the John Doe Defendants benefited financially at the expense of the RS Funds investors including plaintiff and other members of the Class.

48. Plaintiff and the Class have sustained damages. The value of the RS Funds shares decreased substantially subsequent to and due to defendants' violations.

49. At the time they purchased the RS Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

Against the Advisor Control Persons of the Fund Registrant For Violations of Section 15 of the Securities Act

50. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

51. This claim is brought pursuant to Section 15 of the Securities Act against the Advisor as Control Person of the Fund Registrant. The false, misleading, and incomplete information conveyed in the RS Funds' Prospectuses, public filings, press releases and other publications are the actions of the Advisor.

52. The Fund Registrant is liable under Section 11 of the Securities Act as set forth herein.

53. The Advisor was a "control person" of the Fund Registrant within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority

over the Fund Registrant. The Advisor directly or indirectly, had the power, and exercised the same, to cause Fund Registrant to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the RS Funds, the Advisor, by virtue of its position of control and authority over the Fund Registrant, had the power and authority, directly and indirectly, and exercised the same, to cause the Fund Registrant to engage in the wrongful conduct complained of herein. The Advisor caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectus.

54. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Advisor is liable to plaintiff and the Class to the same extent as is the Fund Registrant for its primary violations of Section 11 of the Securities Act.

55. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against the Advisor.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

56. At all relevant times, the market for the RS Funds was an efficient market for the following reasons, among others:

(a) The RS Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the RS Funds were regularly filed with the SEC;

(c) Persons associated with the RS Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through

other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The RS Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

57. As a result of the foregoing, the market for the RS Funds promptly digested current information regarding RS Funds from all publicly available sources and reflected such information in the respective RS Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the RS Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the RS Funds during the Class Period suffered similar injury through their purchase or acquisition of RS Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT THREE

For Violations of Section 10(b) of the Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

58. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

59. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other Class members to purchase RS Funds shares or interests at distorted prices

and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

60. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the RS Funds' securities, including plaintiff and other Class members, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated RS Funds' assets and otherwise distorted the price of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

61 Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal material information about RS Funds' operations, as specified herein.

62. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and Class members.

63. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

64. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the RS Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the RS Funds during the Class Period at distorted prices and were damaged thereby.

65. At the time of the said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the RS Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares, or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

66. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

67. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the RS Funds shares during the Class Period.

COUNT FOUR

Against the Advisor (as a Control Person of the Fund Registrant and the RS Funds); and the Fund Registrant (as a Control Person of the RS Funds) For Violations of Section 20(a) of the Exchange Act

68. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

69. This Claim is brought pursuant to Section 20(a) of the Exchange Act against the Advisor, as a Control Person of the Fund Registrant and the RS Funds; and the Fund Registrant as a Control Person of the RS Funds.

70. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the RS Funds' public filings, press releases and other publications are the collective actions of the Advisor and the Fund Registrant.

71 The Advisor and the Fund Registrant acted as a controlling person of the RS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged therein. By virtue of their operational and management control of the RS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the Advisor and the Fund Registrant each had the power to influence and control, and did influence and control, directly or indirectly. the decision-making and actions of their employees. RS Funds. including the content and dissemination of the various statements which plaintiff contends are false and misleading.

The Advisor and the Fund Registrant had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

72. In particular the Advisor and the Fund Registrant had direct and supervisory involvement in the operations of the RS Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

73. As set forth above the Advisor and the Fund Registrant violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Advisor and the Fund Registrant are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period.

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in the an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class

Pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 30, 2004

COHEN, MILSTEIN, HAUSFELD
& TOLL, P.L.L.C.
By:



Steven J. Toll (USDC-MD Bar # 15824)
Daniel S. Sommers (USDC-MD Bar # 15822)
Joshua S. Devore
1100 New York Avenue, N.W.
Suite 500, West Tower
Washington, D.C. 20005
Telephone: (202) 408-4600
Facsimile: (202) 408-4699

Jules Brody
Aaron Brody
Tzivia Brody
STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

Joseph H. Weiss
WEISS & LURIE
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

TERALANDUR K PARTHASARATHY ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the RS Family of Mutual Funds during the class period specified in the complaint:

SECURITY (Name of RS Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
EMERGING GROWTH	2001-2002 Dec-Jan.	Dec - Jan 2001 - 2002	28.750	1,375.78
[illegible]				
INFORMATION Age	— " —	— " —	14.42	3,362.72
DIVERSIFIED Growth	— " —	— " —	20.32.	4,796.37

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this WED/17th day of November, 2004.

T.K. Parth

Signature

DEFENDANTS

RS DIVERSIFIED GROWTH FUND, :
RS EMERGING GROWTH FUND, RS :
GROWTH FUND, RS INFORMATION AGE :
FUND, RS INTERNET AGE FUND, RS MIDCAP :
OPPORTUNITIES FUND, RS SMALLER :
COMPANY GROWTH FUND, RS :
CONTRARIAN VALUE FUND, RS GLOBAL :
NATURAL RESOURCES FUND, RS PARTNER :
FUND, (collectively the "RS Funds") :
RS INVESTMENT TRUST, RS INVESTMENT :
MANAGEMENT, L.P., G. RANDALL HECHT, :
STEVEN M. COHEN, JAMES L. CALLINAN :
and JOHN DOES 1-100,

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

---X

TERALANDUR K. PARTHASARATHY, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, RS INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, (collectively the "RS Funds") RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and JOHN DOES 1-100,

Defendants.

--------X

Civil Action No.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

JFM 04 CV 3798

COMPLAINT

Plaintiff, Teralandur K Parthasarathy ("Plaintiff"), alleges the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC" filings as well as other regulatory filings and reports and advisories about the RS Funds (as defined in the caption of this case, above), press releases, media reports about the matter and the website owned and maintained by RS Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the RS family of funds (*i.e.* the "RS Funds" as defined in the caption above) between October 6, 1999 and October 5, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act') and the Securities Exchange Act of 1934 (the "Exchange Act").

JURISDICTION AND VENUE

2 The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)]; and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. § 78k, 771(a)(2) and 77(o)]

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa] and Section 22 of the Securities Act [15 U.S.C. § 77v]

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Teralandur K. Parthasarathy bought shares of RS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant RS Investment Trust ("RS Trust"), or the ("Fund Registrant") is a statutory trust, RS Investment Trust is the registrant and issuer of the shares of the following RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fun d, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fun d, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco, CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustee for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11 Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12 RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, RS Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, and RS Partner Fund are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

.4. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Docs 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in

some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the m embers of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all m embers is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

1 Whether the federal securities laws were violated by Defendants' acts alleged herein;

2. Whether Defendants breached their fiduciary duties by engaging n fraudulent activity; and

3. Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

Background

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fee, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing polices") who are supposed to detect "timers" and put a stop to their short-term

trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing policies, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed by buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese

fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes past of the buy-and-hold investors' upside when the market goes up, so that next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

Thus, by keeping money – often many million dollars – in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received" sticky assets." These were typically long-term investments made no tin the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial

vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36 These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37 On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General", attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs. Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged: Bank of America (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that services Canary made millions themselves.

38 In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On October 6, 2004, the Attorney General issued the following press release

> ROBERTSON STEVENS SETTLES MARKET TIMING CASE Settlement Includes Enhanced Compliance Control
>
> State Attorney General Eliot Spitzer today announced a $30 million settlement with RS Investments (RS) to resolve allegations that the Company permitted excessive market timing of its mutual funds.
>
> Under the terms of the settlement, which was reached in cooperation with the Securities and Exchange Commission, RS has agreed to pay $11.5 million in restitution and disgorgement to injured investors, $13.5 million in civil penalties and $5 million in a reduction of fees charged to investors over a five-year period.
>
> "RS managers and executives knew that arrangements with market timers were contrary to claims made in the company's prospectus and harmful to long-term investors," Spitzer said. "Despite this knowledge, company officials allowed and facilitated market timing of funds because it proved to be a lucrative source of fee revenues.
>
> Market timing activity within the RS Emerging Growth Fund first came to the Attorney General's attention during the investigation of Canary Capital Partners in the summer of 2003. Since then, coordinated investigations by state and federal regulators revealed that RS entered into agreements with other market timers, including Canary, which allowed them to engage in improper, frequent short-term trading of shares of the RS fund at the expense of other fund shareholders.
>
> The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS's equity funds told investors that: "You may not exchange your investment more than four times in any 12- month period.
>
> As part of the settlement, RS has agreed to implement significant corrective measures designed to created greater board and adviser accountability and to prevent the kinds of abuses that gave rise to this investigation.
>
> These measures include designation of an independent board chairperson with no prior connection to the company or its

affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.

RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.

The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney General Verle John son, under the supervision of David Brown IV, Chief of t he Attorney General's Investment Protection Bureau, with assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

40. As such, defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and other to time the mutual funds. As a result, defendants have violated the Securities Act, the Investment Company Act, and common law fiduciary duties.

THE RS FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The Prospectuses falsely stated that the RS Funds actively safeguarded shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that t he RS Funds deters the practice, stating as follows:

> Each Fund reserved the right in its discretion to reject any purchase, in whole or in part (including, without limitation, purchases by per sons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend the offering of its shares for any period of time and to change of waive the minimum investment amounts specified in this Prospectus.

42. Given the defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time the trading of the RS Funds shares (b) that, pursuant to those agreements, the Doe Defendants regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds and/or increased the RS Funds' cost; thereby reducing the RS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expanse of RS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE

Against the Fund Registrant for Violations Of Section 11 Of The Securities Act

43. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

44. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Fund Registrant.

45. The Fund Registrant is the registrant for the RS Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrant issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material fact that were contained in the Prospectus.

46. Prior to purchasing units of the Investment Company of America, the Income Fund of America, the Bond Fund of America, and the Cash Management Trust of America, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other RS Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the RS Funds traceable to the false and misleading Prospectuses.

47. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the RS Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the RS Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in RS Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Fund Defendants enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and the John Doe Defendants benefited financially at the expense of the RS Funds investors including plaintiff and other members of the Class.

48. Plaintiff and the Class have sustained damages. The value of the RS Funds shares decreased substantially subsequent to and due to defendants' violations.

49. At the time they purchased the RS Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

Against the Advisor Control Persons of the Fund Registrant For Violations of Section 15 of the Securities Act

50. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

51. This claim is brought pursuant to Section 15 of the Securities Act against the Advisor as Control Person of the Fund Registrant. The false, misleading, and incomplete information conveyed in the RS Funds' Prospectuses, public filings, press releases and other publications are the actions of the Advisor.

52. The Fund Registrant is liable under Section 11 of the Securities Act as set forth herein.

53. The Advisor was a "control person" of the Fund Registrant within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority

over the Fund Registrant. The Advisor directly or indirectly, had the power, and exercised the same, to cause Fund Registrant to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the RS Funds, the Advisor, by virtue of its position of control and authority over the Fund Registrant, had the power and authority, directly and indirectly, and exercised the same, to cause the Fund Registrant to engage in the wrongful conduct complained of herein. The Advisor caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectus.

54. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Advisor is liable to plaintiff and the Class to the same extent as is the Fund Registrant for its primary violations of Section 11 of the Securities Act.

55. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against the Advisor.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

56. At all relevant times, the market for the RS Funds was an efficient market for the following reasons, among others:

(a) The RS Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the RS Funds were regularly filed with the SEC;

(c) Persons associated with the RS Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through

other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The RS Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

57. As a result of the foregoing, the market for the RS Funds promptly digested current information regarding RS Funds from all publicly available sources and reflected such information in the respective RS Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the RS Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the RS Funds during the Class Period suffered similar injury through their purchase or acquisition of RS Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT THREE

For Violations of Section 10(b) of the Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

58. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

59. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other Class members to purchase RS Funds shares or interests at distorted prices

and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

60. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the RS Funds' securities, including plaintiff and other Class members, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated RS Funds' assets and otherwise distorted the price of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

61 Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal material information about RS Funds' operations, as specified herein.

62. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and Class members.

63. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

64. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the RS Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the RS Funds during the Class Period at distorted prices and were damaged thereby.

65. At the time of the said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the RS Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares, or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

66. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

67. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the RS Funds shares during the Class Period.

COUNT FOUR

Against the Advisor (as a Control Person of the Fund Registrant and the RS Funds); and the Fund Registrant (as a Control Person of the RS Funds) For Violations of Section 20(a) of the Exchange Act

68. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

69. This Claim is brought pursuant to Section 20(a) of the Exchange Act against the Advisor, as a Control Person of the Fund Registrant and the RS Funds; and the Fund Registrant as a Control Person of the RS Funds.

70. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the RS Funds' public filings, press releases and other publications are the collective actions of the Advisor and the Fund Registrant.

71 The Advisor and the Fund Registrant acted as a controlling person of the RS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged therein. By virtue of their operational and management control of the RS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the Advisor and the Fund Registrant each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of their employees. RS Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

The Advisor and the Fund Registrant had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

72. In particular the Advisor and the Fund Registrant had direct and supervisory involvement in the operations of the RS Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

73. As set forth above the Advisor and the Fund Registrant violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Advisor and the Fund Registrant are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period.

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in the an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class

Pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 30, 2004

COHEN, MILSTEIN, HAUSFELD
& TOLL, P.L.L.C.
By:



Steven J. Toll (USDC-MD Bar # 15824)
Daniel S. Sommers (USDC-MD Bar # 15822)
Joshua S. Devore
1100 New York Avenue, N.W.
Suite 500, West Tower
Washington, D.C. 20005
Telephone: (202) 408-4600
Facsimile: (202) 408-4699

Jules Brody
Aaron Brody
Tzivia Brody
STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

Joseph H. Weiss
WEISS & LURIE
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

TERALANDUR K PARTHASARATHY ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the RS Family of Mutual Funds during the class period specified in the complaint:

SECURITY (Name of RS Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
EMERGING GROWTH	2001-2002 Dec-Jan.	Dec - Jan 2001 - 2002	28.750	1,375.78
~~Emerging~~				
Information Age	— " —	— " —	14.42	3,362.32
DIVERSIFIED Growth	— " —	— " —	20.32.	4,790.37

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this WED/17th day of November, 2004.

T.K. Parthasarathy

Signature

DEFENDANTS

RS DIVERSIFIED GROWTH FUND, :
RS EMERGING GROWTH FUND, RS :
GROWTH FUND, RS INFORMATION AGE :
FUND, RS INTERNET AGE FUND, RS MIDCAP :
OPPORTUNITIES FUND, RS SMALLER :
COMPANY GROWTH FUND, RS :
CONTRARIAN VALUE FUND, RS GLOBAL :
NATURAL RESOURCES FUND, RS PARTNER :
FUND, (collectively the "RS Funds") :
RS INVESTMENT TRUST, RS INVESTMENT :
MANAGEMENT, L.P., G. RANDALL HECHT, :
STEVEN M. COHEN, JAMES L. CALLINAN :
and JOHN DOES 1-100,

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

---X

TERALANDUR K. PARTHASARATHY, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, RS INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, (collectively the "RS Funds") RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and JOHN DOES 1-100,

Defendants.

--------X

Civil Action No.

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

JFM 04 CV 3798

COMPLAINT

Plaintiff, Teralandur K Parthasarathy ("Plaintiff"), alleges the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC" filings as well as other regulatory filings and reports and advisories about the RS Funds (as defined in the caption of this case, above), press releases, media reports about the matter and the website owned and maintained by RS Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the RS family of funds (*i.e.* the "RS Funds" as defined in the caption above) between October 6, 1999 and October 5, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act') and the Securities Exchange Act of 1934 (the "Exchange Act").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act [15 U.S.C. § 78j(b) and 78t(a)]; and Rule 10b-5 promulgated thereunder [17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. § 78k, 771(a)(2) and 77(o)].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 [15 U.S.C. § 78aa] and Section 22 of the Securities Act [15 U.S.C. § 77v].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Teralandur K. Parthasarathy bought shares of RS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant RS Investment Trust ("RS Trust"), or the ("Fund Registrant") is a statutory trust, RS Investment Trust is the registrant and issuer of the shares of the following RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fun d, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fun d, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco, CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustee for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11 Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12. RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, RS Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, and RS Partner Fund are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

.4. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Docs 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in

some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the m embers of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004, inclusive, (the "Class Period" and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all m embers is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

1 Whether the federal securities laws were violated by Defendants' acts alleged herein;

2. Whether Defendants breached their fiduciary duties by engaging n fraudulent activity; and

3. Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

Background

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fee, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing polices") who are supposed to detect "timers" and put a stop to their short-term

trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing policies, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed by buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese

fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes past of the buy-and-hold investors' upside when the market goes up, so that next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

Thus, by keeping money – often many million dollars – in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received" sticky assets." These were typically long-term investments made no tin the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial

vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36 These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37 On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General"), attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs. Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged: Bank of America (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that services Canary made millions themselves.

38 In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On October 6, 2004, the Attorney General issued the following press release

> ROBERTSON STEVENS SETTLES MARKET TIMING CASE Settlement Includes Enhanced Compliance Control
>
> State Attorney General Eliot Spitzer today announced a $30 million settlement with RS Investments (RS) to resolve allegations that the Company permitted excessive market timing of its mutual funds.
>
> Under the terms of the settlement, which was reached in cooperation with the Securities and Exchange Commission, RS has agreed to pay $11.5 million in restitution and disgorgement to injured investors, $13.5 million in civil penalties and $5 million in a reduction of fees charged to investors over a five-year period.
>
> "RS managers and executives knew that arrangements with market timers were contrary to claims made in the company's prospectus and harmful to long-term investors," Spitzer said. "Despite this knowledge, company officials allowed and facilitated market timing of funds because it proved to be a lucrative source of fee revenues.
>
> Market timing activity within the RS Emerging Growth Fund first came to the Attorney General's attention during the investigation of Canary Capital Partners in the summer of 2003. Since then, coordinated investigations by state and federal regulators revealed that RS entered into agreements with other market timers, including Canary, which allowed them to engage in improper, frequent short-term trading of shares of the RS fund at the expense of other fund shareholders.
>
> The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS's equity funds told investors that: "You may not exchange your investment more than four times in any 12- month period.
>
> As part of the settlement, RS has agreed to implement significant corrective measures designed to created greater board and adviser accountability and to prevent the kinds of abuses that gave rise to this investigation.
>
> These measures include designation of an independent board chairperson with no prior connection to the company or its

affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.

> RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.
>
> The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney General Verle John son, under the supervision of David Brown IV, Chief of t he Attorney General's Investment Protection Bureau, with assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

40. As such, defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and other to time the mutual funds. As a result, defendants have violated the Securities Act, the Investment Company Act, and common law fiduciary duties.

THE RS FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The Prospectuses falsely stated that the RS Funds actively safeguarded shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that t he RS Funds deters the practice, stating as follows:

> Each Fund reserved the right in its discretion to reject any purchase, in whole or in part (including, without limitation, purchases by per sons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend the offering of its shares for any period of time and to change of waive the minimum investment amounts specified in this Prospectus.

42. Given the defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time the trading of the RS Funds shares (b) that, pursuant to those agreements, the Doe Defendants regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds and/or increased the RS Funds' cost; thereby reducing the RS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expanse of RS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE

Against the Fund Registrant for Violations Of Section 11 Of The Securities Act

43. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

44. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Fund Registrant.

45. The Fund Registrant is the registrant for the RS Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrant issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material fact that were contained in the Prospectus.

46. Prior to purchasing units of the Investment Company of America, the Income Fund of America, the Bond Fund of America, and the Cash Management Trust of America, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other RS Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the RS Funds traceable to the false and misleading Prospectuses.

47. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the RS Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the RS Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in RS Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Fund Defendants enforced their policy against frequent traders and late trading selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds' actual performance; and

e. that, pursuant to the unlawful agreements, the Fund Defendants and the John Doe Defendants benefited financially at the expense of the RS Funds investors including plaintiff and other members of the Class.

48. Plaintiff and the Class have sustained damages. The value of the RS Funds shares decreased substantially subsequent to and due to defendants' violations.

49. At the time they purchased the RS Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

COUNT TWO

Against the Advisor Control Persons of the Fund Registrant For Violations of Section 15 of the Securities Act

50. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

51. This claim is brought pursuant to Section 15 of the Securities Act against the Advisor as Control Person of the Fund Registrant. The false, misleading, and incomplete information conveyed in the RS Funds' Prospectuses, public filings, press releases and other publications are the actions of the Advisor.

52. The Fund Registrant is liable under Section 11 of the Securities Act as set forth herein.

53. The Advisor was a "control person" of the Fund Registrant within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority

over the Fund Registrant. The Advisor directly or indirectly, had the power, and exercised the same, to cause Fund Registrant to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the RS Funds, the Advisor, by virtue of its position of control and authority over the Fund Registrant, had the power and authority, directly and indirectly, and exercised the same, to cause the Fund Registrant to engage in the wrongful conduct complained of herein. The Advisor caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectus.

54. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Advisor is liable to plaintiff and the Class to the same extent as is the Fund Registrant for its primary violations of Section 11 of the Securities Act.

55. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against the Advisor.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

56. At all relevant times, the market for the RS Funds was an efficient market for the following reasons, among others:

(a) The RS Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the RS Funds were regularly filed with the SEC;

(c) Persons associated with the RS Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through

other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The RS Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

57. As a result of the foregoing, the market for the RS Funds promptly digested current information regarding RS Funds from all publicly available sources and reflected such information in the respective RS Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the RS Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the RS Funds during the Class Period suffered similar injury through their purchase or acquisition of RS Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT THREE

For Violations of Section 10(b) of the Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

58. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

59. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other Class members to purchase RS Funds shares or interests at distorted prices

and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

60. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the RS Funds' securities, including plaintiff and other Class members, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated RS Funds' assets and otherwise distorted the price of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

61 Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal material information about RS Funds' operations, as specified herein.

62. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and Class members.

63. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

64. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the RS Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the RS Funds during the Class Period at distorted prices and were damaged thereby.

65. At the time of the said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the RS Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares, or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

66. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

67. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the RS Funds shares during the Class Period.

COUNT FOUR

Against the Advisor (as a Control Person of the Fund Registrant and the RS Funds); and the Fund Registrant (as a Control Person of the RS Funds) For Violations of Section 20(a) of the Exchange Act

68. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

69. This Claim is brought pursuant to Section 20(a) of the Exchange Act against the Advisor, as a Control Person of the Fund Registrant and the RS Funds; and the Fund Registrant as a Control Person of the RS Funds.

70. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the RS Funds' public filings, press releases and other publications are the collective actions of the Advisor and the Fund Registrant.

71 The Advisor and the Fund Registrant acted as a controlling person of the RS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged therein. By virtue of their operational and management control of the RS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the Advisor and the Fund Registrant each had the power to influence and control, and did influence and control, directly or indirectly. the decision-making and actions of their employees. RS Funds. including the content and dissemination of the various statements which plaintiff contends are false and misleading.

The Advisor and the Fund Registrant had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

72. In particular the Advisor and the Fund Registrant had direct and supervisory involvement in the operations of the RS Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

73. As set forth above the Advisor and the Fund Registrant violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Advisor and the Fund Registrant are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period.

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in the an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class

Pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 30, 2004

COHEN, MILSTEIN, HAUSFELD
& TOLL, P.L.L.C.
By:



Steven J. Toll (USDC-MD Bar # 15824)
Daniel S. Sommers (USDC-MD Bar # 15822)
Joshua S. Devore
1100 New York Avenue, N.W.
Suite 500, West Tower
Washington, D.C. 20005
Telephone: (202) 408-4600
Facsimile: (202) 408-4699

Jules Brody
Aaron Brody
Tzivia Brody
STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

Joseph H. Weiss
WEISS & LURIE
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 682-3025
Facsimile: (212) 682-3010

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

TERALANDUR K PARTHASARATHY ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the RS Family of Mutual Funds during the class period specified in the complaint:

SECURITY (Name of RS Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
EMERGING GROWTH	2001-2002 Dec-Jan	Dec - Jan 2001 - 2002	28.750	1,375.78
~~[illegible]~~				
Information Age	— " —	— " —	14.42	3,362.32
Diversified Growth	— " —	— " —	20.32	4,790.37

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this WED / 17th day of November, 2004.

T.K. Parth

Signature

DEFENDANTS

RS DIVERSIFIED GROWTH FUND, :
RS EMERGING GROWTH FUND, RS :
GROWTH FUND, RS INFORMATION AGE :
FUND, RS INTERNET AGE FUND, RS MIDCAP :
OPPORTUNITIES FUND, RS SMALLER :
COMPANY GROWTH FUND, RS :
CONTRARIAN VALUE FUND, RS GLOBAL :
NATURAL RESOURCES FUND, RS PARTNER :
FUND, (collectively the "RS Funds") :
RS INVESTMENT TRUST, RS INVESTMENT :
MANAGEMENT, L.P., G. RANDALL HECHT, :
STEVEN M. COHEN, JAMES L. CALLINAN :
and JOHN DOES 1-100,

Robert S. Green (State Bar No. 136183)
GREEN WELLING LLP
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Attorneys for Plaintiff

MHP

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

JAMES BLEVINS, Individually and On Behalf of All Others Similarly Situated,

Plaintiff,

vs.

RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, THE INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and DOES 1-100,

Defendants.

Case No. C 04 4827

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

Plaintiff, James Blevins ("Plaintiff"), by his attorneys, as and for his complaint, alleges the following upon personal knowledge as to himself and his acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004 (the "Class Period"), seeking to pursue remedies under the Investment Company Act of 1940 (the "Investment Company Act") and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff James Blevins bought shares of RS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant RS Investment Trust ("RS Trust"), or (the "Fund Registrant") is a statutory trust. RS Investment Trust is the registrant and issuer of the shares of the following RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth

Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111.

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustees for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11. Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12. RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund, (collectively referred to as the "RS Funds") are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

14. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers,

redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

31. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer

understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

34. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

38. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On October 6, 2004, the Attorney General issued the following press release:

> ROBERTSON STEVENS SETTLES MARKET TIMING CASE
> Settlement Includes Enhanced Compliance Controls
>
> State Attorney General Eliot Spitzer today announced a $30 million settlement with RS Investments (RS) to resolve allegations that the company permitted excessive market timing of its mutual funds.
>
> Under the terms of the settlement, which was reached in cooperation with the Securities and Exchange Commission, RS has agreed to pay $11.5 million in restitution and disgorgement to injured investors, $13.5 million in civil penalties and $5 million in a reduction of fees charged to investors over a five-year period.
>
> "RS managers and executives knew that arrangements with market timers were contrary to claims made in the company's prospectus and harmful to long-term investors," Spitzer said. "Despite this knowledge, company officials allowed and facilitated market timing of funds because it proved to be a lucrative source of fee revenues."
>
> Market timing activity within the RS Emerging Growth Fund first came to the Attorney General's attention during the investigation of Canary Capital Partners in the summer of 2003. Since then, coordinated investigations by state and federal regulators revealed that RS entered into agreements with other market timers, including Canary, which allowed them to engage in improper, frequent short-term trading of shares of the RS fund at the expense of other fund shareholders.

> The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS' s equity funds told investors that: "You may not exchange your investment more than four times in any 12-month period . . . ."
>
> As part of the settlement, RS has agreed to implement significant corrective measures designed to create greater board and adviser accountability and to prevent the kinds of abuses that gave rise to this investigation.
>
> These measures include designation of an independent board chairperson with no prior connection to the company or its affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.
>
> RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.
>
> The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney General Verle Johnson, under the supervision of David Brown IV, Chief of the Attorney General's Investment Protection Bureau, with assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

40. As such, defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE RS FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The Prospectuses falsely stated that the RS Funds actively safeguarded shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the RS Funds deters the practice, stating as follows:

> Each Fund reserves the right in its discretion to reject any purchase, in whole or in part (including, without limitation, purchases by persons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend the offering of its shares for any period of time and to change or

waive the minimum investment amounts specified in this Prospectus.

42. Given that defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time the trading of the RS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds and/or increased the RS Funds' costs; thereby reducing the RS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of RS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

43. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

44. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See *McLachlan v. Simon*, 31 F. Supp.2d 731 (N.D. Cal. 1998).

45. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

46. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

1 47. Defendants engaged in such scheme to only benefit itself and their affiliates by
2 allowing timing of various RS Mutual Funds named herein in return for substantial fees and
3 other income.
4 48. Defendants have breached the fiduciary duties it owes to plaintiff and other class
5 members by, among other things, devising this plan and scheme solely for its own benefit and by
6 failing to reveal to them material facts which would allow them to make informed decisions
7 about the true value and performance of the Fund.
8 49. Plaintiffs and other class members have been injured as a result of defendants'
9 breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

10 **COUNT TWO**
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940
11 **AGAINST ALL DEFENDANTS**

12 50. Plaintiff repeats and realleges each and every allegation contained above as if fully
13 set forth herein.
14 51. This claim for relief is brought pursuant to Section 36(b) of the Investment
15 Company Act of 1940 against defendants.
16 52. Under Section 36(b) of the Investment Company Act, defendants shall be deemed
17 to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and
18 compensation that defendants receive for services of a material nature.
19 53. Here, defendants have devised and implemented a scheme to obtain substantial
20 fees and other income for themselves and their affiliates by allowing timing of RS Mutual Funds
21 throughout the Class Period and in violation of their fiduciary duties to their customers, i.e.,
22 plaintiff and class members.
23 54. Defendants engaged in such scheme to only benefit itself and their affiliates by
24 allowing timing of various RS Mutual Funds in return for substantial fees and other income.
25 55. Defendants have breached the fiduciary duties it owes to plaintiff and other Class
26 members by, among other things, devising this plan and scheme solely for its own benefit and by
27 failing to reveal to them material facts which would allow them to make informed decisions
28 about the true value and performance of the Fund.

56. Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT THREE
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

57. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

58. Plaintiff and the Class placed their trust and confidence in RS Investments to manage the assets they invested in the RS Mutual Funds.

59. Plaintiff and the Class reasonably expected that RS Investments would honor its obligations to the them by, among other things, observing the securities laws and honoring the representations made in the RS Mutual Funds' prospectuses.

60. RS Investments aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the RS Mutual Funds' prospectuses for the benefit of Bank One, BOIA, and each of the other defendants.

61. Each of the Defendants was an active participant in the breach of fiduciary duty who participated in the breach for the purpose of advancing their own interests.

62. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders.

63. RS Investments aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his or her own financial advantage in connection with the wrongful conduct complained of in this complaint.

64. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

65. RS Investments and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

66. WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

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JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November 12, 2004

GREEN WELLING LLP

By: 
Robert S. Green

235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Attorneys for Plaintiff

Robert S. Green (State Bar No. 136183)
GREEN WELLING LLP
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Attorneys for Plaintiff

MHP

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

JAMES BLEVINS, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, THE INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and DOES 1-100, Defendants.	Case No. C 04 4827 **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff, James Blevins ("Plaintiff"), by his attorneys, as and for his complaint, alleges the following upon personal knowledge as to himself and his acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004 (the "Class Period"), seeking to pursue remedies under the Investment Company Act of 1940 (the "Investment Company Act") and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff James Blevins bought shares of RS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant RS Investment Trust ("RS Trust"), or (the "Fund Registrant") is a statutory trust. RS Investment Trust is the registrant and issuer of the shares of the following RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth

Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111.

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustees for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11. Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12. RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund, (collectively referred to as the "RS Funds") are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

14. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers,

redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

16. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

17. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

18. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

19. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

20. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

31. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer

understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

34. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

38. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

39. On October 6, 2004, the Attorney General issued the following press release:

> ROBERTSON STEVENS SETTLES MARKET TIMING CASE
> Settlement Includes Enhanced Compliance Controls
>
> State Attorney General Eliot Spitzer today announced a $30 million settlement with RS Investments (RS) to resolve allegations that the company permitted excessive market timing of its mutual funds.
>
> Under the terms of the settlement, which was reached in cooperation with the Securities and Exchange Commission, RS has agreed to pay $11.5 million in restitution and disgorgement to injured investors, $13.5 million in civil penalties and $5 million in a reduction of fees charged to investors over a five-year period.
>
> "RS managers and executives knew that arrangements with market timers were contrary to claims made in the company's prospectus and harmful to long-term investors," Spitzer said. "Despite this knowledge, company officials allowed and facilitated market timing of funds because it proved to be a lucrative source of fee revenues."
>
> Market timing activity within the RS Emerging Growth Fund first came to the Attorney General's attention during the investigation of Canary Capital Partners in the summer of 2003. Since then, coordinated investigations by state and federal regulators revealed that RS entered into agreements with other market timers, including Canary, which allowed them to engage in improper, frequent short-term trading of shares of the RS fund at the expense of other fund shareholders.

> The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS' s equity funds told investors that: "You may not exchange your investment more than four times in any 12-month period . . . ."
>
> As part of the settlement, RS has agreed to implement significant corrective measures designed to create greater board and adviser accountability and to prevent the kinds of abuses that gave rise to this investigation.
>
> These measures include designation of an independent board chairperson with no prior connection to the company or its affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.
>
> RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.
>
> The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney General Verle Johnson, under the supervision of David Brown IV, Chief of the Attorney General's Investment Protection Bureau, with assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

40. As such, defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE RS FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The Prospectuses falsely stated that the RS Funds actively safeguarded shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the RS Funds deters the practice, stating as follows:

> Each Fund reserves the right in its discretion to reject any purchase, in whole or in part (including, without limitation, purchases by persons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend the offering of its shares for any period of time and to change or

waive the minimum investment amounts specified in this Prospectus.

42. Given that defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time the trading of the RS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds and/or increased the RS Funds' costs; thereby reducing the RS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of RS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

43. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

44. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See *McLachlan v. Simon*, 31 F. Supp.2d 731 (N.D. Cal. 1998).

45. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

46. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

47. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds named herein in return for substantial fees and other income.

48. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

49. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT TWO
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

50. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

51. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

52. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

53. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

54. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds in return for substantial fees and other income.

55. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

56. Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT THREE
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

57. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

58. Plaintiff and the Class placed their trust and confidence in RS Investments to manage the assets they invested in the RS Mutual Funds.

59. Plaintiff and the Class reasonably expected that RS Investments would honor its obligations to the them by, among other things, observing the securities laws and honoring the representations made in the RS Mutual Funds' prospectuses.

60. RS Investments aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the RS Mutual Funds' prospectuses for the benefit of Bank One, BOIA, and each of the other defendants.

61. Each of the Defendants was an active participant in the breach of fiduciary duty who participated in the breach for the purpose of advancing their own interests.

62. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders.

63. RS Investments aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his or her own financial advantage in connection with the wrongful conduct complained of in this complaint.

64. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

65. RS Investments and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

66. WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

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JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November 12, 2004

GREEN WELLING LLP

By: 
Robert S. Green

235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Attorneys for Plaintiff

Robert S. Green (State Bar No. 136183)
GREEN WELLING LLP
235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Attorneys for Plaintiff

MHP

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

JAMES BLEVINS, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. RS INVESTMENT TRUST, RS INVESTMENT MANAGEMENT, L.P., RS DIVERSIFIED GROWTH FUND, RS EMERGING GROWTH FUND, RS GROWTH FUND, THE INFORMATION AGE FUND, RS INTERNET AGE FUND, RS MIDCAP OPPORTUNITIES FUND, RS SMALLER COMPANY GROWTH FUND, RS CONTRARIAN VALUE FUND, RS GLOBAL NATURAL RESOURCES FUND, RS PARTNER FUND, G. RANDALL HECHT, STEVEN M. COHEN, JAMES L. CALLINAN and DOES 1-100, Defendants.	Case No. C 04 4827 **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff, James Blevins ("Plaintiff"), by his attorneys, as and for his complaint, alleges the following upon personal knowledge as to himself and his acts and as to all other matters upon information and belief the following:

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004 (the "Class Period"), seeking to pursue remedies under the Investment Company Act of 1940 (the "Investment Company Act") and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff James Blevins bought shares of RS Emerging Growth Fund during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant RS Investment Trust ("RS Trust"), or (the "Fund Registrant") is a statutory trust. RS Investment Trust is the registrant and issuer of the shares of the following RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth

Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund. RS Investment Trust maintains its principle place of business at 388 Market Street, Suite 1700, San Francisco, CA 94111.

8. Defendant RS Investment Management, L.P. ("RS Investments"), (or defendant "Advisor") located at 388 Market Street, Suite 1700, San Francisco CA, 94111, served as an investment advisor to the RS Funds.

9. Defendant G. Randall Hecht ("Hecht") served as the President, Chief Executive Officer and Chairman of the Board of Trustees for the RS Trust.

10. Defendant Steven M. Cohen ("Cohen") served as the Treasurer and Chief Financial Officer of the RS Trust.

11. Defendant James L. Callinan ("Callinan") was, at all relevant times, the manager of RS Emerging Growth Fund.

12. RS Diversified Growth Funds, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS Midcap Opportunities Fund, RS Smaller Company Growth Fund, RS Contrarian Value Fund, RS Global Natural Resources Fund, RS Partner Fund, (collectively referred to as the "RS Funds") are mutual funds that are registered under the Investment Company Act and managed by the Advisor Defendant.

13. Defendant RS Emerging Growth Fund is the RS mutual fund directly involved in the wrongdoing alleged herein.

14. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

15. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers,

1 redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who
2 purchased, held, or otherwise acquired shares between October 6, 1999 and October 5, 2004,
3 inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are
4 defendants, the officers and directors of the Company, members of their immediate families and
5 their legal representatives, heirs, successors or assigns and any entity in which defendants have or
6 had a controlling interest.

7 16. The members of the Class are so numerous that joinder of all members is
8 impracticable. While the exact number of Class members is unknown to Plaintiff at this time
9 and can only be ascertained through appropriate discovery, Plaintiff believes that there are
10 hundreds or thousands of members in the proposed Class.

11 17. Plaintiff's claims are typical of the claims of the members of the Class, because
12 plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful
13 conduct complained of herein.

14 18. Plaintiff will fairly and adequately protect the interests of the Class members and
15 has retained counsel who are experienced and competent in class actions and securities litigation.

16 19. A Class Action is superior to all other available methods for the fair and efficient
17 adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as
18 the damages suffered by individual members of the Class may be relatively small, the expense
19 and burden of individual litigation make it impossible for the members of the Class to
20 individually redress the wrongs done to them. There will be no difficulty in the management of
21 this action as a class action.

22 20. Questions of law and fact common to the members of the Class predominate over
23 any questions that may affect only individual members, in that defendants have acted on grounds
24 generally applicable to the entire Class. Among the questions of law and fact common to the
25 Class are:

26 (a) Whether the federal securities laws were violated by Defendants' acts as
27 alleged herein;

28

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

21. This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

22. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

23. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

24. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to hedge fund investors. The prospectuses were silent about these arrangements.

25. As a result of "timing" of mutual funds, timers and late traders, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

TIMING

26. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

27. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

28. Effective timing captures an arbitrage profit. And, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable

capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

31. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer

understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

34. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

36. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE RS FUNDS

37. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

1 Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform,
2 allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii)
3 gave Canary permission to time the Nations Funds Family (iii) provided Canary with
4 approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary
5 the derivative short positions it needed to time the funds as the market dropped. None of these
6 facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of
7 Bank of America's largest customers. The relationship was mutually beneficial in that Canary
8 made tens of millions through late trading and timing, while the various parts of the Bank of
9 America that serviced Canary made millions themselves.

10 38. In connection with an examination of active trading of mutual fund shares by the
11 United States Securities and Exchange Commission ("SEC") and the Attorney General,
12 defendants received inquiries and subpoenas for documents from those agencies.

13 39. On October 6, 2004, the Attorney General issued the following press release:

14 ROBERTSON STEVENS SETTLES MARKET TIMING CASE
Settlement Includes Enhanced Compliance Controls

15

State Attorney General Eliot Spitzer today announced a $30
16 million settlement with RS Investments (RS) to resolve allegations
that the company permitted excessive market timing of its mutual
17 funds.

18 Under the terms of the settlement, which was reached in
cooperation with the Securities and Exchange Commission, RS has
19 agreed to pay $11.5 million in restitution and disgorgement to
injured investors, $13.5 million in civil penalties and $5 million in
20 a reduction of fees charged to investors over a five-year period.

21 "RS managers and executives knew that arrangements with market
timers were contrary to claims made in the company's prospectus
22 and harmful to long-term investors," Spitzer said. "Despite this
knowledge, company officials allowed and facilitated market
23 timing of funds because it proved to be a lucrative source of fee
revenues."

24

Market timing activity within the RS Emerging Growth Fund first
25 came to the Attorney General's attention during the investigation of
Canary Capital Partners in the summer of 2003. Since then,
26 coordinated investigations by state and federal regulators revealed
that RS entered into agreements with other market timers,
27 including Canary, which allowed them to engage in improper,
frequent short-term trading of shares of the RS fund at the expense
28 of other fund shareholders.

> The agreements that RS made with timers were not disclosed to long-term investors. Indeed, the prospectus for RS' s equity funds told investors that: "You may not exchange your investment more than four times in any 12-month period . . . ."
>
> As part of the settlement, RS has agreed to implement significant corrective measures designed to create greater board and adviser accountability and to prevent the kinds of abuses that gave rise to this investigation.
>
> These measures include designation of an independent board chairperson with no prior connection to the company or its affiliates; enhanced compliance and ethics controls; new disclosure to investors of expenses and fees, and a commitment to hire a full-time senior officer to ensure that fees charged by the funds are negotiated at arm's length and are reasonable.
>
> RS, located in San Francisco, is a mutual fund adviser to ten mutual funds with a total of approximately $5 billion in assets under management as of the end of 2003.
>
> The Attorney General's investigation was handled by Senior Enforcement Counsel Roger Waldman and Assistant Attorney General Verle Johnson, under the supervision of David Brown IV, Chief of the Attorney General's Investment Protection Bureau, with assistance provided by Economist Hampton Finer of the AG's Public Advocacy Division.

40. As such, defendants have breached their fiduciary duties to Plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE RS FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. The Prospectuses falsely stated that the RS Funds actively safeguarded shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the RS Funds deters the practice, stating as follows:

> Each Fund reserves the right in its discretion to reject any purchase, in whole or in part (including, without limitation, purchases by persons whose trading activity in Fund shares RS Investments believes could be harmful to a Fund), and to suspend the offering of its shares for any period of time and to change or

waive the minimum investment amounts specified in this Prospectus.

42. Given that defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time the trading of the RS Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the RS Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the RS Funds and/or increased the RS Funds' costs; thereby reducing the RS Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of RS Funds' investors including Plaintiff and other members of the Class.

COUNT ONE
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

43. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

44. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See *McLachlan v. Simon*, 31 F. Supp.2d 731 (N.D. Cal. 1998).

45. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

46. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

47. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds named herein in return for substantial fees and other income.

48. Defendants have breached the fiduciary duties it owes to plaintiff and other class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

49. Plaintiffs and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT TWO
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

50. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

51. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

52. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

53. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing timing of RS Mutual Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

54. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing timing of various RS Mutual Funds in return for substantial fees and other income.

55. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

56. Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT THREE
AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

57. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

58. Plaintiff and the Class placed their trust and confidence in RS Investments to manage the assets they invested in the RS Mutual Funds.

59. Plaintiff and the Class reasonably expected that RS Investments would honor its obligations to the them by, among other things, observing the securities laws and honoring the representations made in the RS Mutual Funds' prospectuses.

60. RS Investments aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the RS Mutual Funds' prospectuses for the benefit of Bank One, BOIA, and each of the other defendants.

61. Each of the Defendants was an active participant in the breach of fiduciary duty who participated in the breach for the purpose of advancing their own interests.

62. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders.

63. RS Investments aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his or her own financial advantage in connection with the wrongful conduct complained of in this complaint.

64. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

65. RS Investments and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

66. WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a) Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b) Awarding plaintiffs and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c) Awarding plaintiffs and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d) Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

(e) Such other relief as this Court deems appropriate.

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JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November 12, 2004

GREEN WELLING LLP

By: 
Robert S. Green

235 Pine Street, 15th Floor
San Francisco, CA 94104
Telephone: (415) 477-6700
Facsimile: (415) 477-6710

Attorneys for Plaintiff